Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

SPH Holdings, Inc., as Company,

The Stockholders of SPH Holdings, Inc.

listed on Annex II hereto,

ICV Manager, LLC, as the Stockholders’ Representative,

and

Hawkins, Inc., as Purchaser

Dated as of November 23, 2015

i

(continued)

(continued)

(continued)

ANNEXES:

Annex I	Definitions
Annex II	List of Stockholders
Annex III	List of Optionholders
Annex IV	Notices
Annex V	Employees
Annex VI	Management Stockholders

EXHIBITS:

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Option Cancellation Agreement
Exhibit C	Form of Stockholder Release
Exhibit D	Employment Term Sheets
Exhibit E	Form of Stockholder Non-Competition and Non-Solicitation Agreement
Exhibit F	Form of Stockholder Non-Solicitation Agreement
Exhibit 2.3	Sample Working Capital Calculation

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of November 23, 2015, is by and among Hawkins, Inc., a Minnesota corporation (the “Purchaser”), SPH Holdings, Inc., a Delaware corporation (the “Company”), the stockholders of the Company listed on Annex II (collectively, the “Stockholders”), and ICV Manager, LLC, a Delaware limited liability company in its capacity as the Stockholders’ Representative (the “Stockholders’ Representative”). The Purchaser, the Company and the Stockholders will collectively be referred to as the “Parties.”

A. Certain capitalized terms used but not defined elsewhere in the text of this Agreement are defined in Annex I.

B. The Stockholders collectively own 296,880 shares of Series A Preferred Stock, which shares represent all of the issued and outstanding capital stock of the Company (the “Shares”).

C. The holders of Options listed on Annex III hereto (the “Optionholders”) are the record owners of options to purchase an aggregate of 25,681 shares of Common Stock issued pursuant to the Company’s 2014 Stock Incentive Plan, as amended (the “Options”).

D. On the terms and subject to the conditions contained in this Agreement, the Stockholders desire to sell all of their Shares to the Purchaser and to receive in exchange therefor the Transaction Consideration payable to the Stockholders (as set forth and subject to adjustment as provided in this Agreement).

E. The Optionholders desire to surrender the Options for consideration pursuant to the terms of Option Cancellation Agreements and to receive in exchange therefor the Option Consideration (as set forth in this Agreement).

Now therefore, in consideration of the mutual covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

I. DEFINITIONS; CERTAIN INTERPRETIVE MATTERS.

1.1 Definitions.

1.1.1 Certain capitalized terms used but not defined elsewhere in the text of this Agreement are defined in Annex I.

1.2 Certain Interpretive Matters.

1.2.1 Unless the context requires otherwise, (a) all references herein to Sections, Articles, Annexes or Schedules are to Sections, Articles, Annexes, or Schedules of or to this Agreement, (b) the headings in this Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions of this Agreement, (c) each term defined in this Agreement has the meaning assigned to it, (d) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP, (e) words in the singular include the plural and vice versa, (f) all references to “$” or “dollar” amounts will be to lawful currency of the United States, (g) unless the context implies otherwise to the extent the term “day” or “days” is used, it will mean calendar days, (h) references to the masculine, feminine or neuter gender include each other gender, (i) the words “herein,” “hereby,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular Section, Article, or other subdivision, (j) the terms

“including” and “includes” mean “including or includes without limitation,” (k) reference to any Law shall be construed as a reference to such Law as re-enacted, re-designated, amended or extended from time to time prior to the date hereof, (l) the information contained in the Schedules is disclosed solely for the purposes of this Agreement and may include items or information not required to be disclosed under this Agreement, and no information contained in any Schedule shall be deemed to be an admission by any party hereto to any third Person of any matter whatsoever, including an admission of any violation of any Laws or breach of any agreement, (m) no information contained in any Schedule shall be deemed to be material (whether individually or in the aggregate) to the business, assets, Liabilities, financial position, operations, or results of operations of the Company solely by reason of it being disclosed, (n) information contained in a Section, subsection or individual Schedule (or expressly incorporated therein) shall qualify the representations and warranties made in the identically numbered Section or, if applicable, subsection of this Agreement and all other representations and warranties made in any other Section or subsection of this Agreement to the extent its applicability to such Section or subsection is reasonably apparent, and (o) nothing disclosed in any Schedule is intended to broaden any representation or warranty contained in Articles III or IV.

1.2.2 All references to the “knowledge of the Company” or to words of similar import will be deemed to be references to the actual knowledge of the Knowledge Persons, after reasonable inquiry.

II. CLOSING; POST-CLOSING ADJUSTMENT.

2.1 Purchase of Shares and Cancellation of Options. On the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) the Stockholders shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Stockholders, all of the Stockholders’ right, title and interest in and to all of the Shares owned by such Stockholders, free and clear of all Liens, (ii) the Optionholders shall surrender the Options for cancellation pursuant to the Option Cancellation Agreements, and (iii) the Purchaser shall pay and deliver the Transaction Consideration as provided in this Agreement. The Transaction Consideration (as set forth and subject to adjustment as provided in this Agreement) will be allocated among the Stockholders and the Optionholders pursuant to the Allocation Certificate. Effective upon consummation of the Closing, (i) all outstanding options to purchase shares of Common Stock shall be cancelled and terminated and become null, void and of no further effect, and (ii) the Company’s 2014 Stock Incentive Plan shall be terminated and of no further force or effect. The aggregate amount payable to all Optionholders in accordance with this Agreement and the Allocation Certificate is referred to as the “Option Consideration”. All payments of Option Consideration to Optionholders shall be subject to and in accordance with the Option Cancellation Agreements. As promptly as practicable after Closing, the Company shall pay such portion of the Option Consideration to the applicable Optionholder (subject to applicable withholding Tax) to an account or accounts designated by such Optionholder in accordance with the Company’s standard payroll process. Before the Closing Date, the board of directors of the Company will adopt resolutions authorizing cancellation of the Options and the Company’s 2014 Stock Incentive Plan, as amended from time to time, in accordance with the terms of this Agreement.

2.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place by electronic communication on the second Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VIII (provided that the Closing may not occur before December 23, 2015), or on such other date and at such other place as agreed to by the Purchaser and the Stockholders’ Representative, and shall be effective as of 11:59 p.m. EST on such date. The date on which the Closing occurs is referred to herein as the “Closing Date.”

2.3 Estimated Transaction Consideration; Allocation.

2.3.1 At least three (3) Business Days prior to the Closing, the Company shall deliver to the Purchaser a certificate executed by the Company’s chief financial officer setting forth a good faith estimate of the amount of the Closing Indebtedness, the Closing Working Capital, and the Closing Company Cash (the “Closing Certificate”). As used herein, “Estimated Closing Indebtedness,” “Estimated Closing Working Capital,” and “Estimated Closing Company Cash” mean the estimates of the Closing Indebtedness, the Closing Working Capital, and the Closing Company Cash, respectively, as set forth in the Closing Certificate. “Estimated Transaction Consideration” shall mean an amount equal to the Transaction Consideration, assuming for purposes of such calculation, the Closing Indebtedness is equal to the Estimated Closing Indebtedness, the Closing Working Capital is equal to the Estimated Closing Working Capital, and the Estimated Closing Company Cash is equal to the Closing Company Cash. The Closing Certificate shall (a) be prepared as of 11:59 p.m. EST on the Closing Date, in accordance with GAAP and, except where inconsistent with GAAP, shall use the same accounting principles and practices the Company used to prepare the consolidated balance sheet as of December 31, 2014, (b) be derived from the books and records (including the general ledgers) of the Company, and (c) properly reflect such books and records (including the general ledgers). Schedule 2.3 contains a sample calculation of Closing Indebtedness, Closing Working Capital and Closing Company Cash as if the Closing Date were September 30, 2015.

2.3.2 At least three (3) Business Days prior to the Closing and concurrently with the delivery of the Closing Certificate, the Stockholders’ Representative shall prepare and deliver to Purchaser a certificate (the “Allocation Certificate”) that shall set forth, as of the Closing Date, the following: (a) the name of each Stockholder, the number of Shares held by each Stockholder and the portion of the Estimated Transaction Consideration payable to each such Stockholder; and (b) the name of each Optionholder, the number of shares subject to Options held by such Optionholder and the related exercise price, and the portion of the Estimated Transaction Consideration payable to each Optionholder. The parties agree that the Purchaser shall be entitled to rely on the Allocation Certificate in making payments under Article II and the Purchaser shall not be responsible for the calculations or the determinations regarding such calculations in such Allocation Certificate.

2.4 Closing Payments.

2.4.1 At the Closing, the Purchaser shall pay the Estimated Transaction Consideration as follows (the “Closing Payments”):

(a) the Escrow Amount deposited by wire transfer of immediately available funds into the Escrow Account established pursuant to the terms of the Escrow Agreement;

(b) the Working Capital Escrow Amount deposited by wire transfer of immediately available funds into the Working Capital Escrow Account established pursuant to the terms of the Escrow Agreement;

(c) the Holdback Amount deposited by wire transfer of immediately available funds into an account or accounts designated by the Stockholders’ Representative prior to Closing;

(d) the aggregate dollar amount to satisfy any Indebtedness to be paid at the Closing (the “Closing Indebtedness Payments”) to the applicable lenders identified in, and in accordance with, the pay-off letters provided by the Company to the Purchaser at least three (3) Business Days prior to the Closing;

(e) the aggregate dollar amount to satisfy any Selling Expenses that remain unpaid at Closing to the Persons entitled thereto in accordance with invoices from such Persons provided by the Company to the Purchaser at least three (3) Business Days prior to the Closing;

(f) to the Company, for distribution to the Optionholders (or, with respect to the amount described in clause (ii) below, for payment by the Company in accordance with its obligations described in clause (ii)), in accordance with the Company’s payroll practices and applicable withholding, (i) the aggregate amount (subject to applicable withholding Tax) set forth opposite each Optionholder’s name on the Allocation Certificate upon execution of an Option Cancellation Agreement by such Optionholder, plus (ii) an amount equal to the Company’s payroll tax and benefit plan obligations with respect to the amounts to be paid to the Optionholders; and

(g) the balance of the Estimated Transaction Consideration, after taking into account the payments set forth in clauses (a) through (f) of this Section 2.4.1, to the Stockholders’ Representative for the benefit of the Stockholders in cash by wire transfer of immediately available funds to an account designated in writing to the Purchaser by the Stockholders’ Representative at least three (3) Business Days prior to the Closing.

2.5 Post-Closing Adjustment.

2.5.1 Adjustment Statement Preparation. As soon as practicable, but in any event not more than ninety (90) days after the Closing Date, the Purchaser shall in good faith prepare and deliver to the Stockholders’ Representative an adjustment statement setting forth the amount of the Closing Indebtedness, the Closing Working Capital, and the Closing Company Cash, in each case, as of the Closing and, based on the Closing Indebtedness, the Closing Working Capital, and the Closing Company Cash as derived therefrom, the Purchaser’s written calculation of the Transaction Consideration, and the adjustment (if any) necessary to reconcile the Estimated Transaction Consideration to the Transaction Consideration (the “Preliminary Adjustment Statement”). The Preliminary Adjustment Statement shall be prepared as of 11:59 p.m. EST on the Closing Date, in accordance with GAAP, and, except where inconsistent with GAAP, shall use the same accounting principles and practices as the Company used to prepare the consolidated balance sheet as of December 31, 2014, and in accordance with the definitions of Closing Indebtedness, Closing Working Capital, and Closing Company Cash as defined in this Agreement. For purposes of complying with the terms set forth in this Section 2.5, each Party shall cooperate with and make available to the other Parties, their respective representatives, and the Accounting Referee, all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Preliminary Adjustment Statement and the resolution of any disputes thereunder.

2.5.2 Adjustment Statement Review. If the Stockholders’ Representative reasonably believes that the Preliminary Adjustment Statement is inaccurate or was not properly prepared in accordance with Section 2.5.1, the Stockholders’ Representative shall so notify the Purchaser no later than thirty (30) days after the Stockholders’ Representative’s receipt thereof (the “Notice of Disagreement”), setting forth in the Notice of Disagreement its objections to the Preliminary Adjustment Statement with particularity and the specific changes which the Stockholders’ Representative proposes to be made in order to conform the Preliminary Adjustment Statement to the terms of Section 2.5.1.

2.5.3 Adjustment Statement Dispute Resolution. If the Stockholders’ Representative timely notifies the Purchaser of an objection by the Stockholders’ Representative to the Preliminary Adjustment Statement in accordance with Section 2.5.2, and if the Stockholders’ Representative and the Purchaser are unable to resolve such dispute through good faith negotiations within fifteen (15) days after the Stockholders’ Representative’s delivery of such Notice of Disagreement, then either the Stockholders’ Representative and the Purchaser may require that the Stockholders’ Representative and the Purchaser mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by, PricewaterhouseCoopers or, if such firm declines the representation, a nationally recognized accounting firm mutually agreed to by the Stockholders’ Representative and the Purchaser (the accounting firm ultimately chosen, the “Accounting Referee”). The Stockholders’ Representative and Purchaser will cooperate with the Accounting Referee in good faith and in all reasonable respects as may be requested by the Accounting Referee, including providing the Accounting Referee reasonable access during normal business hours and on reasonable advance notice to any relevant personnel, properties, and books and records of the Company and its Subsidiaries. The Stockholders’ Representative and Purchaser will cause the Accounting Referee to limit its review and determination to those items set forth on the Notice of Disagreement that remain in dispute and that relate to accounting matters, and to deliver a written report containing its calculations of each such disputed item. The final determination of the Accounting Referee will be made in strict accordance with the terms of this Agreement (including the definitions of Closing Working Capital, Closing Company Cash and Closing Indebtedness). The Accounting Referee will determine the items in dispute solely based on written submissions made by the Stockholders’ Representative and Purchaser (and their respective representatives) consistent with the terms hereof (and not by independent review). The Accounting Referee shall determine and report in writing to the Stockholders’ Representative and the Purchaser as to the resolution of all disputed matters and the effect of such determinations on the Preliminary Adjustment Statement within thirty (30) days after such submission or such longer period as the Accounting Referee may reasonably require, and such determinations shall be final, binding and conclusive on the Parties, absent manifest error, and upon which a judgment may be entered by a court of competent jurisdiction. None of the Stockholders’ Representative, Purchaser, or their respective representatives will have any ex parte communications or meetings with the Accounting Referee concerning the subject matter hereof without the prior written consent of the other Party. The Accounting Referee will not assign a value to any disputed item that is greater than the greater value for such disputed item claimed by either Party in its written submission or less than the lesser value for such item claimed by either Party in its written submission. The fees and disbursements of the Accounting Referee shall be borne by the Party (i.e., the Stockholders’ Representative, on the one hand, or the Purchaser, on the other hand) that assigned amounts to items in dispute that were, on a net basis, furthest in amount from the amount finally determined by the Accounting Referee (or equally in the event the Parties’ assigned amounts were, on a net basis, equally far from the amount finally determined by the Accounting Referee).

2.5.4 Final Adjustment Statement. The Preliminary Adjustment Statement shall become the “Final Adjustment Statement” and as such shall become final, binding and conclusive on the Parties for all purposes of this Agreement and upon which a judgment may be entered by a court of competent jurisdiction, upon the earliest to occur of the following:

(a) the mutual acceptance by the Stockholders’ Representative and the Purchaser of the Preliminary Adjustment Statement, with such changes thereto, if any, as may be proposed by the Stockholders’ Representative and consented to by the Purchaser;

(b) the expiration of thirty (30) days after the Stockholders’ Representative receipt of the Preliminary Adjustment Statement, without timely written objection by the Stockholders’ Representative in accordance with Section 2.5.2; or

(c) the delivery to the Stockholders’ Representative and the Purchaser by the Accounting Referee of the final report of its determination of all disputed matters submitted to the Accounting Referee pursuant to Section 2.5.3.

2.5.5 Adjustment of Transaction Consideration. If the Transaction Consideration, as finally determined in accordance with this Section 2.5, is greater than the Estimated Transaction Consideration, the Purchaser shall pay the amount of such difference to the Stockholders’ Representative, for the benefit of the Stockholders and the Optionholders, in cash, by wire transfer of immediately available funds to an account designated in writing to the Purchaser by the Stockholders’ Representative. If the Transaction Consideration, as finally determined in accordance with this Section 2.5, is less than the Estimated Transaction Consideration, then the Parties shall direct the Escrow Agent to distribute to the Purchaser from the Working Capital Escrow Amount an amount equal to such deficiency and, if the amount by which the Transaction Consideration is less than the Estimated Transaction Consideration exceeds the Working Capital Escrow Amount, the Stockholders shall have several, but not joint, liability to pay such excess amount to Purchaser. Any such amount shall be due and payable no later than three (3) Business Days after the Preliminary Adjustment Statement becomes the Final Adjustment Statement. For tax purposes, any payment by the Purchaser or the Stockholders under this Section 2.5 shall be treated as an adjustment to the Transaction Consideration.

2.6 Allocation of the Transaction Consideration. The payment by the Purchaser of the Transaction Consideration (including any additional amount required pursuant to Section 2.5) into an account designated by the Stockholders’ Representative shall constitute payment by the Purchaser to the Stockholders and the Optionholders, as applicable, in full and final satisfaction of the Purchaser’s obligation to pay such amount hereunder.

2.7 Insurance Policy. The Purchaser shall use its best efforts to procure an insurance policy reasonably acceptable to Purchaser and consistent with transactions of this type with respect to the representations and warranties of the Company and the Stockholders in this Agreement and with minimum limits of no less than $15,700,000 (the “R&W Policy”) within 20 days of the date of this Agreement. Purchaser shall promptly deliver a copy of the procured R&W Policy to the Company, and at Closing, the Purchaser shall bind the R&W Policy and all costs and expenses and other amounts incurred in connection with such R&W Policy, whether incurred prior to or after the Closing, shall be paid by the Purchaser. By way of example (and not as a limitation), the parties agree that the coverage described in that certain Non-Binding Indication Letter from AIG Mergers & Acquisitions Insurance Group dated November 10, 2015 previously delivered to the Company by Purchaser is reasonably acceptable to Purchaser. Notwithstanding the foregoing, in the event the Purchaser uses its best efforts but is ultimately unable to obtain the R&W Policy within 20 days of the date of this Agreement or thereafter, the Indemnity Flip set forth in Section 9.2.3(d) shall be deemed to automatically occur.

2.8 Holdback Amount. The Holdback Amount shall be held by the Stockholders’ Representative and shall be available to pay (i) the amount of any adjustment owing to the Purchaser pursuant to Section 2.5.5 in excess of the Working Capital Escrow Amount, (ii) the amount of any Damages, including Taxes, relating to any Pre-Closing Tax Period for calendar year 2015 and to the Tax Returns set forth on Schedule 3.6 in an amount of up to $200,000, (iii) any Damages which the Stockholders’ Representative has agreed are owing to any Purchaser Indemnified Party, and (iv) post-Closing expenses of the Stockholders’ Representative relating to this Agreement. Any portion of the Holdback Amount not used to pay such amounts shall be distributed at such time, as determined by the Stockholders’ Representative in its sole discretion, to the Stockholders and Optionholders proportionately (in accordance with the proportion of the Transaction Consideration allocated to such Stockholder and Optionholder pursuant to the Allocation Certificate); provided that the Stockholders’ Representative shall retain and not distribute to the Stockholders and Optionholders at least $200,000 of the Holdback Amount until the Tax Returns set forth on Schedule 3.6 and the Tax Returns relating to any Pre-Closing Tax Period for calendar year 2015 are filed with the applicable Governmental Authorities.

2.9 Proceedings. Except as otherwise specifically provided for herein, all proceedings that will be taken and all documents that will be executed and delivered by the Parties on the Closing Date will be deemed to have been taken and executed simultaneously, and no proceedings will be deemed taken nor any document executed and delivered until all such proceedings have been taken, and all such documents have been executed and delivered.

2.10 Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser (and the Company with respect to payments to the Optionholders) will be entitled to deduct and withhold from any amounts otherwise payable under this Agreement to any Stockholder or any other Person such amounts as are required to be withheld or deducted under the Code, or any provision of applicable Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Authority, Purchaser will provide notice of such withheld and deducted amounts to Sellers within 15 days of the date of any withholding, and such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Stockholders or such other Person in respect of which such deduction and withholding were made.

III. REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

The Company represents and warrants to the Purchaser as follows:

3.1 Existence and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each Subsidiary of the Company is duly formed, validly existing and in good standing in the state of its incorporation or formation. The Company and each of its Subsidiaries have the requisite corporate power and authority and all Permits required to carry on their respective businesses as presently conducted. Except as disclosed on Schedule 3.1, the Company and each of its Subsidiaries is duly licensed or qualified to conduct business as a foreign entity and are in good standing in each jurisdiction where such qualification is required, other than any failure to be qualified, licensed or in good standing which would not reasonably be expected to have a Material Adverse Effect. The Company has made available to the Purchaser true and complete copies of its and its Subsidiaries’ Organizational Documents and any and all minute books containing all minutes and written consents of the directors, stockholders and members since January 1, 2012 where any material corporate action was taken. Neither the Company nor any of its Subsidiaries is in violation of any material provision of its Organizational Documents.

3.2 Authorization; Enforceability. The Company and its Subsidiaries have the requisite corporate power and authority to execute, deliver, and perform their obligations under this Agreement and each Ancillary Agreement to which it is or will be a party. This Agreement and each Ancillary Agreement to which the Company or any Subsidiary is or will be a party has been or will be duly authorized, executed and delivered by the Company or such Subsidiary and, once executed, will constitute a legal, valid and binding agreement of the Company or such Subsidiary, enforceable against the Company or such Subsidiary in accordance with its respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

3.3 Non-Contravention; Consents; Restrictive Documents.

3.3.1 Except as disclosed on Schedule 3.3.1, the execution, delivery and performance by the Company and the Stockholders of this Agreement and each of the Ancillary Agreements to which they are, as contemplated by this Agreement, to become a party, did not and will not (a) violate the Organizational Documents of the Company or any of its Subsidiaries, (b) violate in any material respect any Laws applicable to the Company or any of its Subsidiaries, or by which any of their assets and properties are bound, (c) conflict with or result in a violation of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify any material licenses and Permits necessary for the conduct of the Company’s or any of its Subsidiaries’ business as currently conducted, (d) violate, conflict with or result in a breach of, constitute a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract, or (e) result in the creation or imposition of any material Lien (other than Permitted Liens) on any material asset of the Company, any of its Subsidiaries, or the Stockholders or the Shares.

3.3.2 Except as disclosed on Schedule 3.3.2, neither the Company nor any of its Subsidiaries is subject to, or a party to, any charter, bylaw, mortgage, Lien, Contract, lease, Permit, instrument, Law, Order, or any other restriction of any kind or character, that (a) has had or would reasonably be expected to have a Material Adverse Effect or (b) would prevent the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or compliance by the Company, any of its Subsidiaries, or any Stockholder with the terms, conditions and provisions of this Agreement and the Ancillary Agreements to which the Company, any of its Subsidiaries, or any Stockholder is, as contemplated by this Agreement, to become a party.

3.3.3 Except for compliance with the notification, reporting, and waiting period requirements of (a) the HSR Act, and (b) the Laws identified on Schedule 3.3.3 (the “Foreign Competition Laws”), the execution, delivery and performance by the Company and the Stockholders of this Agreement and each of the Ancillary Agreements to which they are, as contemplated by this Agreement, to become a party, does not and will not require any filing or notification with, or any clearance, authorization, approval, waiver, or consent from, any Governmental Authority.

3.4 Capitalization.

3.4.1 The authorized capital stock of the Company consists of (i) 45,288 shares of Common Stock, none of which are issued and outstanding, and (ii) 296,880 shares of Preferred Stock, all of which are designated as Series A Participating Convertible Preferred Stock (“Series A Preferred Stock”), all of which are issued and outstanding. Except as disclosed on Schedule 3.4.1, there are no authorized or outstanding (a) shares of capital stock, equity interests, or other securities of the Company, or (b) options, warrants, or other rights to purchase or acquire from the Company, or obligations of the Company to issue, any shares of capital stock, equity interests, or other securities (collectively, the “Company Securities”). The Company Securities have been duly authorized and are validly issued, fully paid, and non-assessable and were not issued in violation of any Person’s rights. No Company Securities were issued in violation of the Company’s Organizational Documents, any applicable Law or any pre-emptive right (or other similar right) of any Person.

3.4.2 Except as disclosed on Schedule 3.4.2, the Company Securities are not subject to any voting trust agreement, stockholder agreements, registration rights agreements, buy sell agreements or other contract, agreement, arrangement, commitment, option, proxy, pledge, right of first refusal or preemptive right, or understanding, including any contract restricting or otherwise relating to the ownership, voting rights, distribution rights, or disposition thereof. At the Closing, the Purchaser will acquire good title to the Company Securities (other than the Options being surrendered and cancelled pursuant to this Agreement and the Option Cancellation Agreements) free and clear of Liens.

3.4.3 Except as disclosed on Schedule 3.4.3 neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock, membership interests, or other securities of any Person.

3.4.4 Except as disclosed on Schedule 3.4.4, there are no authorized or outstanding (a) shares of capital stock, equity interests, or other securities of any Subsidiary of the Company, or (b) options, warrants, or other rights to purchase or acquire from any Subsidiary of the Company (collectively, the “Subsidiary Securities”). The Subsidiary Securities have been duly authorized and are validly issued, fully paid, and non-assessable and were not issued in violation of any Person’s rights. No Subsidiary Securities were issued in violation of the applicable Subsidiary’s Organizational Documents, any applicable Law or any pre-emptive right (or other similar right) of any Person

3.5 Financial Statements and Related Matters.

3.5.1 Financial Statements. The Company has made available to the Purchaser true and complete copies of the Financial Statements. Except as set forth in Schedule 3.5 and the notes thereto, the Financial Statements (a) have been prepared in accordance with GAAP, (b) are correct and complete in all material respects, (c) reflect the consistent application of accounting principles throughout the periods involved, and (d) other than adjustments made in the Ordinary Course, which are not reflected on any Financial Statements that have not been audited and none of which are materially adverse to the Company, individually or in the aggregate, fairly present in all material respects the consolidated financial position of the Company at the dates thereof and the results of the operations, changes in stockholders’ equity and statement of cash flows of the Company for the periods indicated (subject in the case of unaudited statements to recurring accounting adjustments normal in nature and amount and none of which are materially adverse to the Company, individually or in the aggregate).

3.5.2 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liabilities or obligations of any kind or nature except (i) Liabilities that are accrued or reserved in the financial statements for the Company and its Subsidiaries for the fiscal period ended September 30, 2015; (ii) Liabilities that have arisen since September 30, 2015 that were incurred in the Ordinary Course; (iii) Liabilities in the form of contractual obligations required to be performed under the Contracts (none of which results from, arises out of or relates to any breach or violation of, or default under, any Contract to which the Company or any of its Subsidiaries is a party or by which such Person is bound or to which any of such Person’s properties or assets are subject, or applicable Law); (iv) Liabilities disclosed in Schedule 3.5.2; or (v) Liabilities expressly contemplated to be incurred pursuant to this Agreement.

3.5.3 Indebtedness. Schedule 3.5.3 sets forth all Indebtedness of the Company and its Subsidiaries and the amounts thereof as of November 20, 2015.

3.5.4 Accounts Receivable. The Accounts Receivable outstanding on the date hereof represent sales actually made or services actually performed or to be performed in the Ordinary Course in bona fide, arms-length transactions completed in accordance with the terms and provisions contained in any documents relating thereto and in compliance with applicable Laws, and, to the knowledge of the Company, are collectible (net of the reserve for doubtful accounts). There is no contest, claim or right of set off (net of the reserve for doubtful accounts), other than returns in the Ordinary Course, under any Contract with any obligor of any Accounts Receivable regarding the amount or validity of such Accounts Receivable. No Person has any Lien on any Accounts Receivable of the Company or any Subsidiary. The Company has not factored or discounted, or agreed to factor or discount, any Accounts Receivable.

3.5.5 Inventories. All items included in inventory on the date hereof consist of a quality and quantity usable and, with respect to finished goods, saleable, in the Ordinary Course except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Balance Sheet or on the accounting records of the Company, as the case may be.

3.6 Tax Matters. This Section 3.6 and Section 3.17 (to the extent it relates to Taxes) contain the sole and exclusive representations and warranties relating to Tax matters. Except as disclosed on Schedule 3.6:

3.6.1 All Tax Returns required to be filed by the Company and its Subsidiaries have been duly and timely filed (taking into account any valid extensions). The Company and its Subsidiaries have paid all Taxes due (whether or not shown as due and owing on such Tax Returns) as of the Closing.

3.6.2 There are no Tax claims, audits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. There are no rulings, subpoenas or requests for information pending with respect to the Company or any of its Subsidiaries with any Governmental Authority. There are not currently in force any waivers or agreements binding upon the Company or any of its Subsidiaries for the extension of time for the assessment or payment of any Tax.

3.6.3 The Company and its Subsidiaries have properly withheld and/or paid all Taxes required to have been withheld and/or paid in connection with amounts paid or owing to any Stockholders, employee, creditor, independent contractor, or other third party.

3.6.4 Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or Tax Sharing Agreement with any other Person and has no contractual obligation to indemnify any other Person with respect to Taxes. Neither the Company nor any of its Subsidiaries have incurred any liability for the Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

3.6.5 The Company and its Subsidiaries have established on its balance sheet as of the Balance Sheet Date, in accordance with GAAP, reserves that are adequate for the payment of any Taxes not yet due and payable (rather than any reserve for deferred Taxes established to reflect timing and differences between book and Tax income) as of such date, whether or not shown on any Tax Return.

3.6.6 Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return.

3.6.7 There are no Liens (other than Permitted Liens) relating or attributable to Taxes upon any assets of the Company or its Subsidiaries.

3.6.8 No deficiency for any Taxes has been proposed, asserted or assessed against the Company or its Subsidiaries that have not been resolved and paid in full.

3.6.9 Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement or any payment contemplated by this Agreement will not be a factor causing payments to be made that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

3.6.10 Neither the Company nor any Subsidiary is required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481(a) of the Code for any taxable period (or portion thereof) ending after the Closing as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing, (ii) prepaid amount received on or prior to the Closing, (iii) change in method of accounting for a taxable period ending on or prior to the Closing, (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Laws), or (v) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax laws) executed on or prior to the Closing.

3.6.11 All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by the Company and its Subsidiaries in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

3.6.12 No claim has ever been made by a taxing authority or other Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

3.6.13 Neither the Company nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

3.7 Absence of Certain Changes. Except as disclosed on Schedule 3.7 or as contemplated by this Agreement, since the Balance Sheet Date, there has not been any Material Adverse Effect, the Company and its Subsidiaries have conducted their business in the Ordinary Course, and neither the Company nor any of its Subsidiaries have:

3.7.1 amended or modified its Organizational Documents;

3.7.2 (i) issued or otherwise allowed to become outstanding or acquired or pledged or otherwise encumbered any of the Company Securities or the Subsidiary Securities; (ii) declared, set aside or paid any dividend on, or made any other distribution in respect of, any of the Company Securities or the Subsidiary Securities (except for cash dividends paid prior to the date hereof); (iii) split, combined or reclassified any of the Company Securities or the Subsidiary Securities or issued or authorized the issuance of any other security in respect of, in lieu of or in substitution for any of the Company Securities or the Subsidiary Securities or made any other change to its capital structure; or (iv) purchased, redeemed or otherwise acquired any of the Company Securities or the Subsidiary Securities;

3.7.3 entered into or materially modified any (i) Plan (except to the extent necessary to comply with applicable law) or (ii) severance or similar agreement with any director, manager, officer, or employee of such Company or such Subsidiary;

3.7.4 outside the Ordinary Course, entered into, materially modified, amended, extended or terminated, or waived, released, or assigned any rights or claims under, any Material Contract;

3.7.5 disclosed any confidential, proprietary, or non-public information, except as is and was reasonably protected under a non-disclosure agreement;

3.7.6 made any material change in financial or Tax accounting methods, principles, or practices, except as required by an applicable Law or GAAP, or made, changed, revoked or modified any material Tax election, or changed its fiscal or Tax year;

3.7.7 (i) wrote-off as uncollectible any notes or Accounts Receivable except write-offs in the Ordinary Course charged to reserves, (ii) wrote-off, wrote-up, or wrote-down any other material asset of the Company or its Subsidiaries, except in the Ordinary Course, or (iii) altered the manner of or customary time periods for collection of Accounts Receivable or payments of accounts payable;

3.7.8 subjected any of its material assets to any Lien, other than Permitted Liens;

3.7.9 sold, assigned, leased, licensed or transferred any material asset to any other Person, except inventory or divestitures of assets at the end of their useful life, in each case, sold in the Ordinary Course;

3.7.10 failed to preserve and maintain all of its material assets in substantially the same condition as existed on the Balance Sheet Date, ordinary wear and tear excepted;

3.7.11 suffered any extraordinary losses not covered by insurance;

3.7.12 increased in any material respects its total number of employees;

3.7.13 suffered any material work stoppage or labor dispute;

3.7.14 paid, discharged, settled, or satisfied any material claims or material Liabilities (absolute, accrued, asserted or unasserted, contingent or otherwise), or any action for Damages, other than the payment, discharge, or satisfaction of (i) liabilities reflected or reserved against on the Balance Sheet, or (ii) liabilities incurred since the Balance Sheet Date in the Ordinary Course;

3.7.15 incurred or committed to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate exceeds $250,000;

3.7.16 adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

3.7.17 committed, agreed to, or contracted to do any of the foregoing.

3.8 Contracts.

3.8.1 Except (a) for this Agreement and the Ancillary Agreements or (b) as disclosed on Schedule 3.8.1, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following agreements (whether written or oral):

(a) any partnership, joint venture, or other similar Contract or arrangement currently in effect during any time in the past three (3) years, or any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, or otherwise), including Contracts that may have an obligation with respect to an earn-out or contingent purchase price payment obligation;

(b) any Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed, or secured by any asset);

(c) any Contract with either a Material Customer or a Material Supplier;

(d) any Contract that materially limits any of the Company or any of its Subsidiaries from marketing, selling, or otherwise distributing their products or merchandise or providing their services in any geographic area;

(e) any Contract that is a requirements contract or contains exclusivity arrangements or a “most favored nation” pricing clause;

(f) any Contract or arrangement with (i) any Stockholders or any of its Affiliates or (ii) any director or officer of the Company or any of its Subsidiaries (other than for employment on customary terms);

(g) any employment, deferred compensation, severance, bonus, retirement, or other similar Contract or plan (not terminable at will without penalty) with a value in excess of $100,000 during the past twelve-month period;

(h) any Contract involving payments by or to the Company or any of its Subsidiaries of more than $250,000 in any twelve month period that cannot be terminated by the Company upon less than ninety (90) days’ written notice;

(i) any leases of Leased Real Property or material personal property;

(j) any Contract for a collective bargaining agreement or other labor union Contract; or

(k) any Contract pursuant to which the Company or any of its Subsidiaries permits or agrees to permit any other Person to use, enforce, or register any material Intellectual Property Rights, or any Contract pursuant to which the Company or any of its Subsidiaries is permitted to use, enforce, or register any material Intellectual Property Rights.

3.8.2 Each Contract disclosed on Schedule 3.8.1 (each a “Material Contract”) is a valid and binding Contract of the Company or the Subsidiary that is a party thereto and, to the knowledge of the Company, of the other party thereto, and is in full force and effect. Neither the Company nor any such Subsidiary, or any of their Affiliates, and, to the knowledge of the Company, no other party thereto, is in default or breach, in any material respect, under the terms of any such Material Contract. No event has occurred that with notice or lapse of time or both would constitute a material breach or default thereunder by the Company or any Subsidiary or, to the knowledge of the Company, any other party thereto. To the Company’s knowledge, no party to a Material Contract has terminated, modified, accelerated, or cancelled such Material Contract or any material right or obligation thereunder or communicated in writing such party’s desire or intent to do so.

3.8.3 The Company has made available to the Purchaser or its Representatives true and complete copies of each Material Contract or true and complete summaries of the material terms of any oral Material Contracts.

3.9 Certain Assets. Except as would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:

3.9.1 The Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in or a valid license for, or other valid right to use, all of their assets, rights and properties, whether tangible or intangible, including all of the assets reflected on the Balance Sheet (other than Owned Real Property, Leased Real Property, and assets disposed of in the Ordinary Course since the Balance Sheet Date) or used in connection with the Business (collectively, the “Company Assets”), free and clear of all Liens except for Permitted Liens.

3.9.2 All of the tangible Company Assets are in good operating condition and repair (with the exception of normal wear and tear), and are free from defects other than such minor defects as do not interfere with the intended use thereof in the conduct of normal operations, and are adequate and suitable for their present uses.

3.10 Imports and Exports.

3.10.1 Since May 21, 2012, the Company, all of its Subsidiaries, and each Representative acting on their behalf, has:

(a) At all times complied in all material respects with all Anti-Boycott Laws;

(b) At all times complied in all material respects with all applicable U.S. and applicable foreign Laws relating to export controls, including the following: (i) the Arms Export Control Act (22 U.S.C. § 2751 et seq.); (ii) the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130); (iii) the Export Administration Act of 1979 (50 U.S.C. App. §§ 2401-2420); (iv) the Export Administration Regulations (15 C.F.R. Parts 730-774); (v) the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1707); (vi) the Trading with the Enemy Act (50 U.S.C. App. 1 et seq.); and (vii) the embargo and sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (31 C.F.R. Parts 501-598) (all of the foregoing collectively defined as “Export Controls”);

(c) Obtained all licenses, registrations, approvals and agreements required by applicable Export Controls to conduct the business of the Company and its Subsidiaries as currently conducted (“Licenses”) and complied with the terms and conditions of the Licenses in all materials respects, and kept all records required by Export Controls;

(d) At all times complied in all material respects with all applicable Laws, U.S, and foreign, related to the importation of goods, including the Tariff Act of 1930 (19 U.S.C. § 1202 et seq.) and U.S. Customs and Border Protection regulations (19 C.F.R. Parts 0-192) (all of the foregoing collectively defined as “Import Laws”), and used reasonable care when importing goods into each jurisdiction, whether serving as importer of record, customs broker or freight forwarder, including (i) properly classifying the goods; (ii) accurately reporting the value of the goods; (iii) completely and accurately filing all entry forms; (iv) maintaining appropriate records of each transaction in compliance with applicable Import Laws; (v) properly marking and documenting the country of origin of the goods; and (vi) remitting all applicable Customs Duties, including anti-dumping and countervailing duties (such as those established by 19 U.S.C. §§ 1671-1677n), without improperly seeking to circumvent the payment of such duties; and

(e) At no time conducted or facilitated business on behalf of the Company or any of its Subsidiaries with any Restricted Party without a license from the governmental agency, office or branch responsible for administering the controls on the Restricted Party.

3.10.2 Since May 21, 2012, none of the Company, its Subsidiaries, or any Representatives acting on behalf of the Company or its Subsidiaries, have received any written notice or inquiry from any Governmental Authority or other Person involving any allegation, charge, Action or investigation of or request for information from the Company or any of its Subsidiaries regarding (i) any violations of Anti-Boycott Laws, Export Controls or Import Laws, (ii) failure to obtain required Licenses, or (iii) conduct or facilitation of business with any Restricted Party.

3.11 Insurance Coverage. Schedule 3.11 sets forth a list of all insurance policies and fidelity bonds covering the assets, business, operations, employees, officers and directors, as applicable, of the Company and its Subsidiaries (each a “Policy” and collectively, the “Policies”). With respect to each Policy, the Company has delivered to the Purchaser a true and complete copy of each such Policy. All Policies are in full force and effect, all required premiums have been paid with respect to such insurance policies through the date hereof, and there is no claim by the Company or any of its Subsidiaries pending under any Policy as to which coverage has been questioned, denied, or disputed by the issuers or underwriters of such Policies. Neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any insurance policy maintained by it, nor has the Company or any of its Subsidiaries been denied insurance coverage (except to the extent that specific insurers may have declined to provide quotes when coverage was marketed at renewal). Neither the Company nor any of its Subsidiaries has any self-insurance or co-insurance programs.

3.12 Litigation. Except as disclosed on Schedule 3.12, (i) there is no, and since January 1, 2013 there has not been any, action, suit, investigation, arbitration, or administrative or other proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets and (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding Order. There is no action which the Company or any Subsidiary intends to initiate.

3.13 Compliance with Applicable Laws; Permits.

3.13.1 Except as disclosed on Schedule 3.13.1, neither the Company nor any of its Subsidiaries, is or has been in material violation of any applicable Law or Order, nor does the Company have knowledge of the issuance or proposed issuance of any notice by any Governmental Authority of any actual or alleged violation of any Law or Order.

3.13.2 Neither the Company, any of its Subsidiaries, nor, to the Company’s knowledge, any of their respective officers, directors, agents, distributors, employees, or other Representatives or Persons acting for their benefit or on their behalf has, directly or indirectly, taken, authorized, allowed or ratified any action that has caused the Company or any of its Subsidiaries to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or any other anticorruption or anti-bribery Laws applicable to the Company or any Subsidiary (collectively with the FCPA, the “Anticorruption Laws”). Since May 21, 2012, none of the Company, its Subsidiaries, or any Representatives acting on behalf of the Company or its Subsidiaries, have received any written notice or inquiry from any Governmental Authority involving any allegation, charge, Action, or investigation of or request for information from the Company or any of its Subsidiaries regarding any potential violation of any Anticorruption Laws.

3.13.3 Schedule 3.13.3 sets forth a list of each Permit held by the Company or any of its Subsidiaries, or issued and held in respect of the Company or any such Subsidiary, as applicable, or required to be so issued and held to carry on the business of the Company and such Subsidiaries as currently conducted. Except as disclosed on Schedule 3.13.3, each Permit disclosed on Schedule 3.13.3 is held by the Company or each of its Subsidiaries, as applicable, and is valid and in full force and effect. Neither the Company nor any of its Subsidiaries is in default under any Permit held by the Company or any of its Subsidiaries, and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit held by the Company or any of its Subsidiaries. As of the date of this Agreement, no action is pending or, to the knowledge of the Company, threatened to terminate, revoke, suspend, limit or modify in a manner materially adverse to the Company any Permit or alleging that the Company or any of its Subsidiaries is not in material compliance with any Permit, in each only to the extent such Permit is required to be so issued and held to carry on the business of the Company and such Subsidiaries as currently conducted.

3.14 Product Liability. There are no pending actions seeking the recall, suspension or seizure of, or notification in respect of, any products distributed or sold by the Company or any of its Subsidiaries, except for recalls or actions that would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No product liability claim has been made against the Company or its Subsidiaries and is pending that would give rise to any liability arising out of, relating to or resulting from any injury to any individual relating to any product distributed or sold by the Company or its Subsidiaries.

3.15 Product Warranty. Since January 1, 2013, each product produced, sold or delivered by the Company or any Subsidiary was at all times when such actions occurred in conformance with all applicable contractual obligations, including all applicable express and implied warranties, in all material respects. Neither the Company nor any Subsidiary has any liability for replacement or repair thereof or other damages in connection therewith. No product produced, sold or delivered by the Company or any Subsidiary is subject to any guarantee, warranty or other indemnity beyond the applicable standard terms and conditions of sale.

3.16 Food and Dietary Supplement Regulatory Compliance. Except as would not be reasonably expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole:

3.16.1 The Company and its Subsidiaries are and, since May 21, 2012, have been in compliance with the terms or requirements of or for any license, approval, clearance, authorization, registration, certificate, permit, import or export document, filing, notification or supplement or amendment thereto legally required for the Company or its Subsidiaries to operate their respective businesses (“Food Regulatory Documents”). No Food Regulatory Documents have been limited, suspended, modified, terminated or revoked. To the knowledge of the Company, neither the U.S. Food and Drug Administration (“FDA”) nor any other Governmental Authority is considering such action and no event has occurred which provides the basis, or after notice or lapse of time would provide the basis, for such action.

3.16.2 The Company and its Subsidiaries are and, since May 21, 2012, have been in compliance with all Laws (including the Federal Food, Drug, and Cosmetic Act, its amendments and regulations promulgated thereunder (the “FFDCA”)) applicable to the import, export, manufacture, storage, handling, distribution, sale, marketing, advertising or use of food and dietary supplement products and to the extent legally required for the Company or its Subsidiaries to operate their respective businesses.

3.16.3 The Company and its Subsidiaries have neither made nor been party to any false or misleading statement (including statements rendered false or misleading by omission) to the FDA or other Governmental Authority in connection with the delivery, procurement, receipt, possession or maintenance of any Food Regulatory Documents or the operation of the Company’s or its Subsidiaries’ businesses.

3.16.4 Neither the FDA nor any other Governmental Authority has currently commenced nor, to the knowledge of the Company has threatened or is contemplating legal or administrative action against the Company, any of its Subsidiaries or any of their respective food or dietary supplement products.

3.16.5 All reports, documents and notices required or requested to be filed, maintained or furnished to the FDA or other Governmental Authority by the Company and its Subsidiaries have been so filed, maintained or furnished and were complete and correct in all respects on the date filed (or were corrected in or supplemented by a subsequent filing).

3.16.6 Except as set forth on Schedule 3.16.6, neither the Company nor any of its Subsidiaries have received any FDA Form 483s, notice of adverse findings, warning letters, untitled letters, or other written or, to the knowledge of the Company, verbal communication from the FDA or any other Governmental Authority relating to the Company’s or its Subsidiaries’ products or operations alleging or asserting noncompliance with any applicable Laws or Food Regulatory Documents, and, to the knowledge of the Company, no such party is considering such action. Each product sold or transferred by the Company or any of its Subsidiaries has complied with, and the Company’s and its Subsidiaries’ operations related to each such product are and have been since May 21, 2012 in compliance with all applicable requirements of the FFDCA and all other applicable Laws enforced by any Governmental Authority with jurisdiction over food or dietary supplements and any of the Company’s or its Subsidiaries’ operations.

3.16.7 Since May 21, 2012, neither the Company nor any of its Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recalls, field notifications, field corrections, market withdrawals or replacements, warnings, safety alerts or other actions relating to an alleged lack of safety or lawfulness of their food or dietary supplement products.

3.17 Properties.

3.17.1 Schedule 3.17.1 lists (i) all real property that is owned in fee by the Company or any of its Subsidiaries (each being “Owned Real Property”) and (ii) all real property that is leased by the Company or any of its Subsidiaries (each agreement to lease property, whether written or oral, being hereinafter referred to as a “Real Property Lease” and any real property leased by the Company or any of its Subsidiaries under a Real Property Lease being hereinafter referred to as “Leased Real Property”). The Owned Real Property and the Leased Real Property may collectively be hereinafter referred to as the “Real Property.”

3.17.2 Excepting warehouse and storage space provided by third parties, and any land, buildings, structures and other improvements disclosed on Schedule 3.17.2, all of the land, buildings, structures and other improvements used by the Company or any of its Subsidiaries in the conduct of its business are included in the Owned Real Property and Leased Real Property. Except as disclosed on Schedule 3.17.2 or that is disclosed by the lien and title information made available to Purchaser by Sellers prior to the date hereof, and except for the Real Property Leases, there is no material lease (including sublease) or occupancy agreement in effect with respect to any Owned Real Property or Leased Real Property.

3.17.3 To the Company’s knowledge, and except as disclosed on Schedule 3.17.3, neither the whole nor any material part of any Owned Real Property or Leased Real Property is subject to any pending suit for condemnation or other taking by any Governmental Authority, and neither the Company nor any of its Subsidiaries has received written notice that such a condemnation or other taking of the whole or any material part of any Real Property is now threatened.

3.17.4 Assuming good title in the landlord, each Real Property Lease listed on Schedule 3.17.4 is valid, binding, and enforceable subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditor’s rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity) in accordance with their respective terms against the Company or the Subsidiary party thereto and, to the knowledge of the Company, against the landlord or lessor party thereto. Except as disclosed on Schedule 3.17.4, none of the Company or any of its Subsidiaries is in default in any material respect or otherwise in breach in any material respect under any Real Property Lease and no other party is in default in any material respect or otherwise in breach in any material respect thereof.

3.17.5 Except as disclosed on Schedule 3.17.5, none of the Company or any of its Subsidiaries has given any mortgagee or other Person any currently effective estoppel certificate or similar instrument that would, in any material respect, preclude assertion of any claim by the Company or any of its Subsidiaries under any Real Property Lease or affect any right or obligation of the Company or any of its Subsidiaries under any Real Property Lease.

3.17.6 Except as disclosed on Schedule 3.17.6, none of the Company or any of its Subsidiaries is currently contesting any operating cost, real estate Tax or assessment or other charge payable by the tenant under any Real Property Lease.

3.17.7 Except as disclosed on Schedule 3.17.7 or that would be disclosed by the lien and title information made available to Purchaser by Sellers prior to the date hereof, there is no purchase option, right of first refusal, first option or other right held by the Company or any of its Subsidiaries with respect to, or any real estate or building affected by, any Real Property Lease that is not contained within or disclosed in such Real Property Lease.

3.17.8 Except as disclosed on Schedule 3.17.8 and any Liens and other matters that would be disclosed by the lien and title information made available to Purchaser by Sellers prior to the date hereof, or by Uniform Commercial Code financing statement searches regarding the Company and its Subsidiaries, the Company or its Subsidiary has good, marketable and valid fee title to all Owned Real Property, free and clear of all Liens, except Permitted Liens.

3.17.9 Except as disclosed on Schedule 3.17.9 and any matters that would be disclosed by the lien and title information made available to Purchaser by Sellers prior to the date hereof, there is no development agreement or other Contract that limits the ability of the Company or any of its Subsidiaries to protest any real property Tax, establishes any minimum real estate Tax, or requires any continued business operations with respect to any Real Property. The use and occupancy of all Real Property are in compliance in all material respects with all Laws and all applicable insurance requirements, including those pertaining to zoning matters and the Americans with Disabilities Act, and conform to all such Laws on a current basis without reliance on any variance or other special limitation or special use permit.

3.17.10 Except as disclosed on Schedule 3.17.10 and any matters that would be disclosed by the lien and title information made available to Purchaser by Sellers prior to the date hereof, the use of the Real Property by the Company and its Subsidiaries is not in violation, in any material respect, of any zoning, subdivision, land use or other real property Laws or any covenants, restrictions or other documents of record.

3.18 Intellectual Property.

3.18.1 Schedule 3.18.1(a) sets forth a list of all of the Company’s and its Subsidiaries’ (a) issued patents and patent applications, (b) domain names and registered trademarks and applications therefor and (c) registered copyrights and applications therefor. Schedule 3.18.1(b) sets forth all material licenses (other than shrink wrap licenses), sublicenses, and other similar agreements, including any ongoing software or website maintenance agreements, as to which the Company or any of its Subsidiaries is a party, other than licenses and shrink wrap licenses for commercial off-the-shelf software products.

3.18.2 The Company or its Subsidiaries own or have the valid and legally enforceable right to use, free and clear of any Liens (other than Permitted Liens), all Intellectual Property Rights necessary to conduct the business of the Company as currently conducted without any conflict with or infringement or misappropriation of any rights or property of third parties.

3.18.3 To the knowledge of the Company, there is no unauthorized use, disclosure, infringement, or misappropriation of, nor to the knowledge of the Company is there any valid basis for any claim by the Company of infringement or misappropriation by any third party upon, the Intellectual Property Rights or other proprietary rights of the Company and its Subsidiaries or any third party.

3.18.4 Except as disclosed on Schedule 3.18.4:

(a) neither the Company’s nor any of its Subsidiaries’ use of any Intellectual Property Rights nor the conduct of their respective business infringes on any Intellectual Property Rights or other proprietary rights of any other Person;

(b) within the last three (3) years, neither the Company nor any of its Subsidiaries has received any written claim, charge, complaint, or offer of license with respect to the Intellectual Property rights or other proprietary rights of any other Person that are necessary to conduct the business of the Company as currently conducted;

(c) no claims that a Person is infringing on any Intellectual Property Rights owned by the Company or any of its Subsidiaries are pending in any court against a third party; and

(d) all registered patents, domain names, trademarks and copyrights, and applications to register trademarks and copyrights set forth on Schedule 3.18.1(a), are in effect and all renewal fees and other maintenance fees have been paid and all other maintenance actions have been taken.

3.19 Environmental Matters.

3.19.1 Except to the extent disclosed on Schedule 3.19.1.

(a) During the period in which the Company or any of its Subsidiaries was a tenant thereon, Constituents of Concern have not been generated, recycled, used, treated, or stored on, transported to or from, or released or disposed on, the Real Property by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other third party, except in a manner which would not reasonably be expected to result in any material liability under any Environmental Laws and is otherwise in material compliance with Environmental Laws.

(b) The Company and its Subsidiaries are and since January 1, 2008 have been in compliance in all material respects with all applicable Environmental Laws and hold and are in compliance with all applicable Environmental Permits, all of which Environmental Permits have been provided to the Purchaser prior to the date hereof and are listed on Schedule 3.19.1(b).

(c) There are no pending or, to the knowledge of the Company, threatened Environmental Claims against the Company or any of its Subsidiaries or the Real Property.

(d) To the Company’s knowledge, there are no (i) underground storage tanks or dumps, (ii) landfills, (iii) surface impoundments, (iv) other units for the treatment, storage or disposal of Constituents of Concern, (v) asbestos or (vi) polychlorinated biphenyls at, on, in or under the Real Property.

(e) None of the Company or any of its Subsidiaries has installed, used, generated, treated, disposed of or arranged for the disposal of any Constituents of Concern in any manner so as to create any material liability under any Environmental Law for the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has any Liability or obligation, or has entered into an agreement or consent order assuming any Liability or obligation, under any Environmental Law (including any obligation to remediate any Environmental Condition whether caused by the Company or any of its Subsidiaries).

3.19.2 The Company has made available to the Purchaser true and complete copies of all environmental investigations, studies, audits, tests, reviews, or other analyses related to the environmental condition of any Real Property or the business of the Company that were performed by or on behalf of the Company or that are in the actual possession or control of the Company.

3.20 Plans and Material Documents.

3.20.1 Schedule 3.20.1 sets forth a list of all employee benefit plans (as defined in Section 3(3) of ERISA), and all other compensation, bonus, incentive, equity, non-qualified retirement, deferred compensation, medical, dental, life, disability, vacation, fringe or other material benefit plans, programs, arrangements, contracts, or schemes, written or oral, statutory or contractual, with respect to which the Company or any ERISA Affiliate has any obligation or current or potential Liability to contribute or that are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or any ERISA Affiliate (or any dependent or beneficiary of such Person) (collectively, the “Plans”). With respect to each Plan, the Company has delivered to the Purchaser (i) true and complete copies of each such Plan and all amendments thereto; (ii) current summary plan descriptions (and any summaries of material modifications thereto), or if none, accurate summaries of each unwritten plan; (iii) where applicable, current trust agreements, investment or annuity contracts, insurance policies and contracts (including any “stop-loss” insurance); (iv) the Form 5500 filed for the most recent three plan years for each Plan subject to such filing requirement; (v) the most recent determination or opinion letter received from the IRS; (vi) any voluntary compliance or correction filings made in the past five years; and (vii) all reports by independent actuaries or auditors for the most recent fiscal year.

3.20.2 At no time in the past has the Company or any ERISA Affiliate maintained any employee benefit plan (as defined in Section 3(3) of ERISA) that (a) is a plan that is or has been subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (b) is a “multiemployer plan” as defined in Section 3(37) of ERISA, (c) is a plan maintained in connection with a trust described in Section 501(c)(9) of the Code, or (d) provides for or promises retiree medical, life insurance, or other welfare benefits to any current or former employee, officer, director, stockholder, as applicable, of the Company, or any ERISA Affiliate of the Company, except to the extent required by Section 4980B of the Code (or applicable state Law) and solely at the expense of the individual. Each of the Plans is subject only to the federal or state Laws of the United States or a political subdivision thereof.

3.20.3 Each Plan is in compliance in all material respects with, and has for all relevant periods been operated in all material respects in accordance with, its terms and the requirements of all applicable Laws, and the Company and each ERISA Affiliate of the Company has satisfied in all material respects all of its statutory, regulatory, and contractual obligations with respect to each such Plan. No action, suit, claim, or proceeding is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than routine claims for benefits in the Ordinary Course), and to the knowledge of the Company, no fact or event exists that could reasonably give rise to any such action, suit, or claim.

3.20.4 Each Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS that it is so qualified or is established on a pre-approved form of plan document that has received a favorable advisory or opinion letter from the IRS, and to the knowledge of the Company, nothing has occurred since the date of such determination, advisory, or opinion letter that would reasonably be expected to have a Material Adverse Effect on the qualified status of any Plan.

3.20.5 There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan that would reasonably be expected to result in any material Company liability. Neither the Company, nor any ERISA Affiliate of the Company, has incurred any material liability for any excise tax arising under the Code with respect to a Plan and, to the knowledge of the Company, no fact or event exists that could reasonably give rise to such liability.

3.20.6 All contributions, premiums, or payments required to be made with respect to each Plan have been made on or before their due dates (including any extensions) and within the applicable time required by the Plan and applicable Law in all material respects.

3.20.7 Any Plan that is a nonqualified deferred compensation plan subject to the requirements of Section 409A of the Code complies with the requirements of Section 409A(a) of the Code by its terms in all material respects and since January 1, 2005 has been operated in compliance with such requirements in all material respects. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.

3.20.8 The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (a) entitle any individual to severance pay, unemployment compensation or any other payment, except as provided in this Agreement and except for unemployment benefits provided under applicable Law or (b) accelerate the time of payment or vesting, or increase the amount of compensation due to any individual, except as provided in this Agreement.

3.20.9 There are no facts or circumstances that could reasonably be expected to, directly or indirectly, subject the Company or any of its Subsidiaries to any (a) excise Tax or other Liability under Chapters 43, 46 or 47 of Subtitle D of the Code; (b) penalty Tax or other Liability under Chapter 68 of Subtitle F of the Code; or (c) civil penalty, damages or other Liabilities arising under Section 502 of ERISA.

3.21 Interests in Counterparties and Others. Except as disclosed on Schedule 3.21, no Stockholder and no other officer or director of the Company possesses, directly or indirectly, any material ownership or pecuniary interest in, or is a trustee, director, manager, officer, Affiliate, or employee of, any Person that is a seller to, or supplier, lessor, lessee, licensor, or competitor of the Company, including any counterparty to any Material Contract.

3.22 Employee Compensation.

3.22.1 Except for employment agreements set forth on Schedule 3.22.1, no Stockholder, officer or director of the Company or any of its Subsidiaries, and to the knowledge of the Company, no employee of the Company or any of its Subsidiaries, is a party to or is otherwise bound by any Contract, including any confidentiality, non-competition, or proprietary rights Contract, between such employee, stockholder, officer or director, on the one hand, and any other Person, on the other hand, that has had or could reasonably be expected to have had a material adverse effect on (a) the performance of his duties as an employee, Stockholder, officer or director, of the Company or any of its Subsidiaries or (b) the ability of the Company or any of its Subsidiaries to conduct their respective businesses in the Ordinary Course.

3.22.2 The Company has made available to the Purchaser a true, correct and complete listing of all of the current employees and independent contractors as of November 20, 2015 of the Company and each of its Subsidiaries, including their respective name, job title or function, job location, annualized base salary or hourly wage rate (as applicable), as well as, with respect to each current employee of the Company or any of its Subsidiaries, a listing of the bonus opportunity (as applicable).

3.22.3 The Company has provided the Purchaser copies of all material written employment policies applicable to any employees of the Company or any of its Subsidiaries presently in effect.

3.22.4 As of the date hereof, no officer or, to the knowledge of the Company, significant employee or independent contractor (whose departure would significantly disrupt the provision of services by a department or function) of the Company or any of its Subsidiaries and no group of the Company’s or any of its Subsidiaries’ respective employees has given notice to the Company or any of its Subsidiaries that such employee presently intends to terminate his, her or its employment with the Company or any of its Subsidiaries within ninety (90) days of the date hereof.

3.23 Other Employment Matters. Except as disclosed on Schedule 3.23, (a) the Company and its Subsidiaries are in material compliance with all applicable Laws which relate to employment and employment practices and terms and conditions of employment, including equal employment opportunity, equal pay or treatment, wages, hours, leaves, workers’ compensation, disability, occupational health and safety, immigration, collective bargaining, worker classification, other employment terms and conditions, plant closings and layoffs (including the Worker Adjustment and Retraining Notification Act and comparable state, local or other Laws), and withholding and payment of social security and other Taxes, (b) there are no workers’ compensation claims currently pending against the Company or any of its Subsidiaries, (c) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice or other communication from any Governmental Authority regarding any unresolved violation or alleged violation of any applicable Law relating to hiring, recruiting, employing of (or continuing to employ) anyone who is not legally authorized to work in the United States, (d) to the knowledge of the Company, no unfair labor practice charge or complaint or labor arbitration proceeding is pending against the Company or any of its Subsidiaries, and (e) during the past five (5) years there have been no and there currently are no labor strike(s), dispute(s), slowdown(s), or work stoppage(s) pending or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries.

3.24 Customers and Suppliers.

3.24.1 Schedule 3.24.1 sets forth a list of the ten (10) largest customers (collectively, “Material Customers”) and the ten (10) largest suppliers (collectively, “Material Suppliers”) of the Company, as measured by the dollar amount of payments to or purchases therefrom, from January 1, 2014 to December 31, 2014 and from January 1, 2015 to September 30, 2015, showing purchases by and payments to the Company from and to each such supplier and customer during such periods.

3.24.2 Since January 1, 2015, (a) there have not been any material disputes with any Material Customer or any Material Supplier; (b) no Material Customer nor Material Supplier has terminated its relationship with the Company or made any changes in its relationship that have had a material adverse impact on the Company and its Subsidiaries; and (c) no Material Customer nor Material Supplier has notified the Company in writing that it intends to terminate its relationship with the Company or made any changes in its relationship that have a material adverse impact on the Company and its Subsidiaries.

3.25 Finders’ Fees. Except as disclosed on Schedule 3.25, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Stockholder, the Company or any of its Subsidiaries, any of their Subsidiaries, or any of their respective Affiliates, who might be entitled to any fee or commission paid by any Stockholder or the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

3.26 Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III OR ARTICLE IV OF THIS AGREEMENT, THE COMPANY AND THE STOCKHOLDERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, STATUTORY, EXPRESS OR IMPLIED, INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS OR THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE ASSETS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR ANY PART THEREOF, AND THE COMPANY AND THE STOCKHOLDERS SPECIFICALLY DISCLAIM

ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS, AND ANY REPRESENTATION OR WARRANTY ARISING FROM ANY COURSE OF DEALING, USAGE OR TRADE PRACTICES.

IV. REPRESENTATIONS AND WARRANTIES

OF EACH STOCKHOLDER

Each Stockholder, with respect to such Stockholder and no other Stockholder, hereby represents and warrants to Purchaser as follows:

4.1 Organization. If such Stockholder is not a natural Person, such Stockholder is duly formed, validly existing, and in good standing as a corporation under the Laws of the jurisdiction of its organization or formation.

4.2 Authorization; Enforceability. Such Stockholder’s execution, delivery, and performance of this Agreement and each Ancillary Agreement to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, are within such Stockholder’s capacity, power and authority and have been duly authorized by all necessary third party action. Such Stockholder has all requisite capacity, power and authority to become a party to, and to consummate the transactions contemplated by, this Agreement and each Ancillary Agreement to which such Stockholder is or will be a party. This Agreement and each Ancillary Agreement to which the Stockholder is or will be a party has been or will be duly executed and delivered by such Stockholder, and once executed, will constitute, a legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with their respective terms subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

4.3 Non-Contravention; Consents.

4.3.1 The execution, delivery and performance by such Stockholder of this Agreement and each Ancillary Agreement to which it is or will be a party does not and will not (a) with respect to any Stockholder that is an entity, violate the organizational or governing documents of such Stockholder or (b) violate any applicable Law or Order.

4.3.2 Except for compliance with the notification, reporting, and waiting period requirements of (a) the HSR Act, and (b) the Foreign Competition Laws, the execution, delivery and performance by each Stockholders of this Agreement and each of the Ancillary Agreements to which they are, as contemplated by this Agreement, to become a party, does not and will not require any filing or notification with, or any clearance, authorization, approval, waiver, or consent from, any Governmental Authority.

4.4 Litigation. Except as disclosed on Schedule 4.4 there is no action, suit, investigation, arbitration, or administrative or other proceeding pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder, and such Stockholder is not subject to or bound by any Order, in either case that would prevent or otherwise interfere with the ability of such Stockholder to consummate the transactions contemplated by this Agreement or to otherwise perform his, her, or its obligations under this Agreement or any Ancillary Agreement to which such Stockholder is or will be a party.

4.5 Finders’ Fees. Except as disclosed on Schedule 4.5, there is no investment banker, broker, finder, or other intermediary that has been retained by or is authorized to act on behalf of such Stockholder or any Affiliate thereof, who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement. All amounts disclosed on Schedule 4.5 or required to be paid to the investment banker, broker, finder, or other intermediary set forth thereon shall be paid by the Stockholders.

V. REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser represents and warrants to the Stockholders and the Company as follows:

5.1 Organization. The Purchaser is duly formed, validly existing, and in good standing as a corporation under the Laws of the State of Minnesota, the jurisdiction of its incorporation or formation. The Purchaser has the requisite corporate and limited liability company power and authority, as applicable, and any Permits, consents and approvals required to acquire, purchase and own the Shares and operate its business. The Purchaser has made available to the Stockholders true and complete copies of its Organizational Documents. The Purchaser is not in violation of any provision of its Organizational Documents.

5.2 Authorization; Enforceability. The Purchaser’s execution, delivery, and performance of this Agreement and each Ancillary Agreement to which the Purchaser is or will be a party and the consummation of the transactions contemplated hereby and thereby, are within the Purchaser’s capacity, power and authority and have been duly authorized by all necessary third party action. The Purchaser has all requisite capacity, power and authority, as the case may be, to become a party to, and to consummate the transactions contemplated by, this Agreement and each Ancillary Agreement to which the Purchaser is or will be a party. This Agreement and each Ancillary Agreement to which the Purchaser is or will be a party has been or will be duly executed and delivered by the Purchaser, and once executed, will constitute a legal, valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

5.3 Non-Contravention; Consents.

5.3.1 Except as disclosed on Schedule 5.3, the execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is or will be a party does not and will not (a) violate the Organizational Documents of the Purchaser or any of the Purchaser’s subsidiaries or (b) violate any applicable Law or Order.

5.3.2 Except for compliance with the notification, reporting, and waiting period requirements of (a) the HSR Act and (b) the Foreign Competition Laws, the execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which the Purchaser is or will be a party does not and will not require any filing or notification with, or any clearance, authorization, approval, waiver, or consent from, any Governmental Authority.

5.4 Litigation. There is no action, suit, investigation, arbitration, or administrative or other proceeding pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, and the Purchaser is not subject to or bound by any Order, in either case that would prevent or otherwise interfere with the ability of the Purchaser to consummate the transactions contemplated by this Agreement, or to otherwise perform its obligations under this Agreement or any Ancillary Agreement to which the Purchaser is or will be a party.

5.5 Finders’ Fees. Except as disclosed on Schedule 5.5, there is no investment banker, broker, finder, or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or any Affiliate thereof, who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement. All amounts disclosed on Schedule 5.5 or required to be paid to the investment banker, broker, finder or other intermediary set forth thereon shall be paid by the Purchaser.

5.6 Investment Intent. The Purchaser is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act. The Purchaser acknowledges that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such state securities Laws. The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period of time (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

5.7 Financing. The Purchaser will have as of the Closing Date readily available funds sufficient to pay the Transaction Consideration and the fees and expenses of the Purchaser related to the transactions contemplated hereby. As of the date hereof, the Purchaser knows of no circumstances or conditions that could be reasonably expected to prevent the availability at the Closing of such funds.

5.8 Commitment Letter. The Purchaser has delivered to the Company and the Stockholders a true and complete copy of the commitment letter of U.S. Bank National Association and JP Morgan Chase Bank, N.A. (collectively, the “Bank”), dated as of the date hereof (the “Commitment Letter”), pursuant to which the Bank has agreed, subject to the terms and conditions set forth therein, to provide financing for the purpose of assisting the Purchaser’s consummation of the transactions contemplated by this Agreement (the “Financing”). The Purchaser, upon the closing of the Financing, will have sufficient funds available to pay the Transaction Consideration and all other amounts that the Purchaser is required to pay pursuant to this Agreement and all expenses incurred by the Purchaser in connection with the transactions contemplated by this Agreement. As of the date hereof, the commitments contained in the Commitment Letter have not been withdrawn, reduced, terminated or rescinded in any respect. The Purchaser has fully paid or caused to be paid any and all commitment fees and any other fees required by the Commitment Letter to be paid on or prior to the date hereof. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the other parties thereto, enforceable in accordance with its terms subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity), and is not subject to any conditions precedent related to the funding of the Financing that are not set forth in the Commitment Letter provided to the Company or the Stockholders. As of the date of this Agreement, (i) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the knowledge of the Purchaser, any other party under the Commitment Letter and (ii) the Purchaser reasonably believes that the conditions to the Financing contemplated in the Commitment Letter to be satisfied by the Purchaser will be satisfied at or prior to the time contemplated hereunder for the Closing.

5.9 Purchaser’s Investigation and Reliance. The Purchaser is a sophisticated purchaser and has made its own investigation, review and analysis regarding the Company and its Subsidiaries, the Stockholders and the transactions contemplated hereby, together with the Representatives that they have engaged for such purpose. The Purchaser is not relying, and has not relied, upon any statement, representation or warranty, oral or written, express or implied, made by the Company or its Affiliates or Representatives, except as expressly set forth in Article III and the Disclosure Schedules. Neither the Stockholders nor the Company (nor any of their Affiliates or Representatives) is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and its Subsidiaries, including as contained in any information memorandum and the Management Presentation. The Purchaser acknowledges and agrees that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections or forecasts). Nothing in this Section 5.9 is intended to modify or limit any of the representations or warranties of the Company and the Stockholders set forth in Articles III and IV.

VI. CERTAIN COVENANTS

6.1 No Indebtedness or Liens. At or prior to the Closing, the Stockholders shall cause, or shall have caused, the Company and its Subsidiaries to satisfy all outstanding Indebtedness, except as disclosed on Schedule 6.1 and included in the Final Adjustment Statement. At or prior to the Closing, the Stockholders shall cause, or shall have caused, the Company and its Subsidiaries to terminate all Liens on or against any assets or equity interests of the Company and its Subsidiaries, other than Liens to be released as a result of the Closing Indebtedness Payments.

6.2 Further Assurances. From time to time, as and when requested by any Party to this Agreement, the other Parties will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions, as the requesting Party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, in any such case, at the requesting Party’s sole cost and expense.

6.3 Indemnification of Directors and Officers. From the Closing through the sixth (6th) anniversary of the Closing, the Purchaser shall cause the Company and its Subsidiaries to indemnify, defend and hold harmless, to the fullest extent permitted under the Laws governing the Company and its Subsidiaries, each person who was or is made a party or threatened to be made a party to or is involved in any proceeding by reason of the fact that such person is or was at any time prior to the Closing, a director or officer of the Company or any of its Subsidiaries (each, a “Company Indemnified Person”), against all Damages reasonably incurred or suffered by such Company Indemnified Person in connection therewith, whether claimed prior to, at or after the Closing. The certificate of incorporation and bylaws of the Company shall contain, and the Purchaser shall cause the certificate of incorporation and bylaws of the Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors of the Company than are set forth in the certificate of incorporation and bylaws of the Company as of the date of this Agreement. If the Company or any of its successors or assigns (a) consolidates with or merges with or into any other Person and shall not be the continuing or surviving entity, partnership or other entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this Section 6.3. From the Closing through the sixth (6th) anniversary of the Closing, the Purchaser shall cause the Company and its Subsidiaries to maintain an officers’ and directors’ liability insurance policy covering the persons who were officers and directors immediately prior to the Closing with respect to actions or omissions occurring prior to the Closing Date; provided that the Purchaser may cause the Company and its Subsidiaries to obtain a “tail” insurance policy for the extension of the officers’ and directors’ liability insurance policy for a claims reporting or discovery period of at least six years from and after the Closing Date with terms, conditions, retentions and limits of liability that are substantially similar to the Company’s and its Subsidiaries’ existing officers’ and directors’ liability insurance policy; provided further that the Company and its Subsidiaries shall not be required to expend more than 250% of the annual premium for the current policy of officers’ and director’s liability insurance. Purchaser shall pay any applicable premium for such insurance. The provisions of this Section 6.3 are intended to be for the benefit of, and enforceable by, each Company Indemnified Person and such Company Indemnified Person’s estate, heirs and representatives, and nothing herein shall affect any indemnification rights that any Company Indemnified Person or such Company Indemnified Person’s estate, heirs and representatives may have under the Organizational Documents of any Company, any Law, any Contract or otherwise.

6.4 Conduct of Business of the Company. During the period from the date of this Agreement through the Closing, the Company and each of its Subsidiaries will, and the Stockholders will cause the Company and each such Subsidiary to, conduct its operations only in the Ordinary Course, in substantially the same manner as heretofore conducted. During the period from the date of this Agreement through the Closing, except (i) as set forth in Schedule 6.4, (ii) as the Purchaser may otherwise consent in writing (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as expressly contemplated by this Agreement, or (iv) as required by applicable Law, the Stockholders will not take, and will not permit the Company or its Subsidiaries to take, any of the following actions:

6.4.1 amend or propose to amend their respective Organizational Documents;

6.4.2 split, combine, or reclassify their outstanding capital stock or equity interests;

6.4.3 declare, set aside, or pay any dividend or distribution (other than any cash dividend), to any Person other than a Subsidiary of the Company;

6.4.4 issue, sell, pledge, or dispose of, or agree to issue, sell, pledge, or dispose of, any additional shares of, or any options, warrants, or rights of any kind to acquire, any shares of capital stock of any class or any debt or equity securities which are convertible into or exchangeable for such capital stock, or amend any term of any outstanding equity securities or make any change to their capital structure or purchase, redeem, or otherwise acquire or cancel any Shares or other equity securities other than repurchase of convertible equity or stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any Subsidiary in connection with the cessation of such employment or service;

6.4.5 incur any Indebtedness other than Permitted Indebtedness;

6.4.6 make any material acquisition of any assets or businesses, other than purchases of inventory or supplies in the Ordinary Course;

6.4.7 make any capital expenditures that are in excess of $100,000 in the aggregate;

6.4.8 (i) make or change any election, change an annual accounting period, adopt or change any accounting method, file an amendment to any Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax Liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

6.4.9 subject any material asset to any Lien, other than Permitted Liens;

6.4.10 sell, lease, transfer or otherwise dispose of any material assets, other than sales of inventory in the Ordinary Course;

6.4.11 (i) adopt, enter into, amend, or terminate any Plan (except to the extent necessary to comply with applicable law), (ii) enter into or amend any employment arrangement or relationship with any new or existing employee other than at-will employment, or (iii) increase any compensation or fringe benefit of any director, officer, or management-level employee or pay any benefit to any director, officer, or management-level employee, other than payments pursuant to an existing Plan, payments in amounts consistent with past practice or payments to directors, officers and management-level employees constituting Selling Expenses;

6.4.12 adopt or change any accounting principles or methods of applying such principles, except as required by GAAP or applicable Law;

6.4.13 settle any pending or threatened litigation or proceeding for monetary Damages not to exceed $50,000, individually or in the aggregate, before a Governmental Authority;

6.4.14 merge or consolidate with any Person, enter into any partnership, joint venture, association or other business organization, or otherwise adopt a plan of liquidation, dissolution, merger, consolidation, statutory share exchange, restructuring, recapitalization or reorganization;

6.4.15 amend in any material respect any Material Contract or terminate any Material Contract (except for a termination resulting from expiration of such Contract in accordance with its terms) or enter into any Contract that would be a Material Contract if entered into immediately prior to the date hereof (except for the renewal or extension of any existing Material Contract); or

6.4.16 agree to do any of the above.

6.5 Exclusive Dealing. During the period from the date of this Agreement to the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Stockholders will not, nor shall the Stockholders permit the Company, and shall direct its or their Representatives or Affiliates not to, take any action to, directly or indirectly, encourage, initiate, solicit, or engage in discussions or negotiations with, or provide any information to any Person, other than the Purchaser (and its Affiliates and Representatives), concerning any purchase of any interests or investment in or any merger, asset sale, contribution, recapitalization, or similar transaction involving, the Company.

6.6 Commercially Reasonable Efforts; Regulatory Filings.

6.6.1 Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, or the earlier termination of this Agreement pursuant to Section 10.1, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, to give or cause to be given all notices under applicable Laws, to obtain or cause to be obtained all authorizations, consents, waivers, approvals, permits or orders under applicable Laws or from other Persons, and to do or cause to be done all other things necessary, proper or advisable, in order to consummate and make effective as promptly as possible the transactions contemplated by this Agreement.

6.6.2 Without limiting the generality of the foregoing, each of the Parties shall cause to be filed with the appropriate Governmental Authority (a) no later than November 30, 2015, the appropriate notification and report forms and accompanying materials due from each Party under the HSR Act with respect to the transactions contemplated hereby, and (b) as promptly as practicable following the date hereof all information and materials required to be filed under any Foreign Competition Law with respect to the transactions contemplated hereby (collectively, the “Competition Filings”). To the extent available, each of the Competition Filings shall request expedited treatment or early termination of the waiting period, as applicable. Subject to applicable Law and reasonable confidentiality considerations, the Parties shall collaborate with each other in the preparation and submission of the Competition Filings. Purchaser shall pay all administrative filing fees associated with the Competition Filings.

6.6.3 The Parties shall respond as promptly as practicable to any inquiries or requests received from a Governmental Authority for additional information or documentary material relating to the Competition Filings. Each Party shall (i) promptly inform the other party of any communication to or from any Governmental Authority regarding the Competition Filings or the transactions contemplated hereby, (ii) give the other party prompt notice of the commencement of any investigation or legal proceeding by or before any Governmental Authority with respect to the Competition Filings or any of the transactions contemplated hereby, and (iii) keep the other party informed as to the status of any such investigation or legal proceeding. To the extent permitted by applicable Law, each Party shall provide to the other Parties in advance with a reasonable opportunity for review and comment, drafts of communications to be submitted to a Governmental Authority in connection with the Competition Filings or relating to the transactions contemplated hereby, and shall consider in good faith each other’s comments on those drafts. To the extent permitted by applicable Law, each Party shall give the other Parties advance notice of any meeting or conference with a Governmental Authority relating to the Competition Filings or the transactions contemplated hereby and, except as may be prohibited by a Governmental Authority, shall permit authorized representatives of the other Parties to be present at those meetings or conferences.

6.6.4 Each Party shall use reasonable best efforts to take, or cause to be taken, all actions necessary to effectuate as promptly as practicable the Closing and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall: use reasonable best efforts (a) to obtain all consents, authorizations, approvals, waivers, or clearances required from a Governmental Authority in connection with the transactions contemplated by this Agreement; and (b) to prevent, avoid or lift, by litigation or otherwise, any restraint, prohibition, injunction, delay, limitation, or other legal bar to the Closing and the other transactions contemplated by this Agreement. For purposes of this Section 6.6.4, “reasonable best efforts” shall include the obligation on the part of Purchaser, if necessary to effectuate the Closing, comply with the foregoing provisions of this Section 6.6.4, or cause the satisfaction of the conditions enumerated in Sections 8.1.4, 8.1.5, 8.1.8, 8.2.2, 8.2.4, and 8.2.6 hereof, to: (a) agree to any limitation on its rights under this Agreement or any of the agreements contemplated hereby, (b) litigate through a decision by the applicable court on a motion for preliminary injunction any actual suit brought or pursued by any Governmental Authority or any other Person, or (c) propose, negotiate, offer to commit or effect (i) any sale, divestiture, license, hold separate or other disposition of assets of business of the Purchaser, the Company or any of their respective Subsidiaries or Affiliates or (ii) any restrictions on the control or conduct of any business of the Purchaser or the Company or their respective Subsidiaries or Affiliates; provided, that the Purchaser shall not be obligated to take or agree to take the actions set forth in clauses (a) through (c) above if such actions would result in, or would be reasonably likely to result in, either individually or in the aggregate, a Material Adverse Effect on the business as conducted by the Purchaser, the Company and their respective Affiliates after giving effect to the transactions contemplated by this Agreement; provided further, that none of the foregoing measures concerning the assets, operations, businesses, conduct, agreements, or other rights of Purchaser or the Company shall be effective unless and until the Closing has occurred.

6.7 Update of Disclosure Schedules. The Company and the Stockholders shall have the right from time to time prior to the Closing to supplement, modify or amend the Disclosure Schedules (each, a “Schedule Update”) only with respect to any matter hereafter first arising after the date of this Agreement which if existing and known at the date of this Agreement would have been required to be set forth or described in such Disclosure Schedules and would cause a failure of the condition to the obligations of Purchaser at the Closing set forth in Section 8.1.1. Notwithstanding anything in this Agreement to the contrary, unless the Purchaser notifies the Stockholders’ Representative or the Company of its intent to terminate this Agreement in accordance with its terms after delivery by the Company or the Stockholders of a Schedule Update, any such Schedule Update shall be deemed to have cured any breach of any representation or warranty made in this Agreement for purposes of such condition but not for purposes of Purchaser’s rights to indemnification in respect of the matters disclosed on such Schedule Update.

6.8 Employees and Employee Benefit Plans.

6.8.1 For at least one (1) year following the Closing Date, the Purchaser shall provide or cause to be provided to each employee of the Company or its Subsidiaries who continues in employment following the Closing Date (collectively, the “Continuing Employees”) (i) a rate of base salary, wages, annual incentive bonus opportunity and other cash compensation that is in the aggregate substantially comparable to the rate of base salary, wages, annual incentive bonus opportunity and other cash compensation paid by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Closing Date, and (ii) other benefits that are either substantially similar in the aggregate to the benefits provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Closing Date or substantially similar in the aggregate to the benefits provided by the Purchaser and its Affiliates to their employees generally who are similarly situated to such Continuing Employees, at the discretion of the Purchaser.

6.8.2 Following the Closing Date, the Purchaser shall ensure, or cause to ensure, that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any welfare benefit plans in which such Continuing Employees or their dependents or beneficiaries may be eligible to participate, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Closing Date. For the plan year that includes the Closing Date, the Purchaser shall provide or cause to be provided that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans.

6.8.3 With respect to each employee benefit plan, policy or practice, including vacation and paid time off plans, policies or practices, sponsored or maintained by the Purchaser or its Affiliates (including the Company following the Closing), the Purchaser shall grant, or cause to be granted, to all Continuing Employees from and after the Closing Date credit for all service with the Company and its predecessors prior to the Closing Date for purposes of eligibility to participate, vesting credit, and eligibility to commence benefits and with respect to paid time off benefits only for benefit accrual, but excluding any such credit that would result in a duplication of benefits.

6.8.4 Nothing contained herein shall be construed as requiring the Company to continue any specific plans or to continue the employment of any Continuing Employee. This Section 6.8 shall be binding upon and inure solely to the benefit of each of the Parties in their capacity as Parties to this Agreement, and nothing in this Section 6.8, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.8. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement.

6.8.5 The Company shall use its commercially reasonable efforts to cause each of the employees identified on Annex V attached hereto to execute and deliver to the Purchaser at the Closing employment agreements containing substantially similar terms as found in the Employment Term Sheets attached hereto as Exhibit D, effective as of the Closing.

6.8.6 Effective as of the day prior to the Closing, the Company (or its Subsidiaries, as applicable) shall take all actions necessary to terminate the Stauber Performance Ingredients 401(k) Profit Sharing Plan & Trust and the Stauber New York 401(k) Profit Sharing Plan, in accordance with applicable Law.

6.8.7 Prior to the Closing Date, the Company shall submit to the Stockholders for approval, pursuant to the terms of Section 280G(b)(5)(B) of the Code, the payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Purchaser), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing Date, the Company shall deliver to Purchaser evidence reasonably satisfactory to Purchaser that (i) a vote of the stockholders was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to the payments and/or benefits that were subject to the stockholder vote (the “Section 280G Stockholder Approval”), or (ii) the Section 280G Stockholder Approval was not obtained, and as a consequence such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to valid waivers of those payments and/or benefits executed by the affected individuals prior to the stockholder vote.

6.9 Financing; Financing Cooperation.

6.9.1 The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the Financing to be completed on or before December 23, 2015 and, until the earlier of Closing or the valid termination of this Agreement, to be available to the Purchaser upon the terms and conditions set forth in the Commitment Letter, including (i) taking actions to enforce its rights against the lenders and other persons providing the Financing to fund such Financing and (ii) using its reasonable best efforts to (A) maintain in effect the Commitment Letter, (B) satisfy on a timely basis all conditions applicable to the Purchaser obtaining the Financing, and (C) enter into definitive agreements with respect thereto on terms and conditions contained in the Commitment Letter. The Purchaser shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Commitment Letter or any definitive agreements related to the Financing, if such amendment, supplement, modification or waiver would be reasonably expected to prevent, delay or hinder the Purchaser’s ability to consummate the transactions contemplated hereby, in each case, without the Stockholders’ Representative’s prior written consent. The Purchaser shall promptly furnish to the Stockholders’ Representative a complete copy of any amendment, supplement or other modification to the Commitment Letter and a full description of any waiver of the Purchaser’s rights under the Commitment Letter, as applicable. The Purchaser will from time to time provide such information as the Stockholders’ Representative may reasonably request regarding the status of the Financing and related negotiations.

6.9.2 In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter or if the Bank is in breach of, or fails to perform, its obligations thereunder, (i) the Purchaser shall promptly notify the Stockholders’ Representative and (ii) the Purchaser shall use its reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are not materially less beneficial to the Purchaser than those contemplated by the Commitment Letter, would not involve any material conditions to funding the Financing that are not contained in the Commitment Letter and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, as promptly as practicable following the occurrence of such event. In the event that alternative financing shall be secured pursuant to this Section 6.9.2, the Purchaser shall comply with the covenants in Section 6.9.1 with respect to such alternative financing and shall promptly furnish to the Stockholders’ Representative the commitment letter and term sheet, including all exhibits, schedules or amendments thereto (or similar documents), with respect to such alternative financing.

6.9.3 From the date hereof until Closing or the valid termination of this Agreement, the Company and Stockholders shall, and the Stockholders shall cause the Company and its Subsidiaries to, provide to the Purchaser, and shall use their respective commercially reasonable efforts to cause the Company’s and its Subsidiaries’ officers, employees, and Representatives to, provide to the Purchaser all cooperation reasonably requested by the Purchaser in connection with the Financing, including the following: (i) providing any information required to be provided by the Purchaser to the Bank in connection with the Financing as promptly as practicable and promptly providing the Purchaser with any supplements to such information as reasonably requested by the Purchaser; (ii) causing the Company’s and its Subsidiaries’ management team, with appropriate seniority and expertise, including senior officers, at reasonable times and upon reasonable notice, to participate in, including the preparation for, a reasonable number of meetings, conference calls, drafting sessions, due diligence sessions and similar presentations to and with prospective lenders; (iii) (A) assisting with the preparation of bank information memoranda and other customary materials required and/or reasonably requested by the Bank in connection with the Financing and (B) executing and delivering customary authorization letters relating to the Financing; (iv) using commercially reasonable efforts (A) to assist in the preparation of the schedules to the definitive financing documentation as may reasonably be requested, (B) to facilitate the pledging of collateral and (C) to request accountants to consent to the use of their reports in any material relating to the Financing; (v) obtaining customary debt pay-off letters; (vi) requesting its external auditors to participate in accounting due diligence sessions; (vii) furnishing the Purchaser and its financing sources promptly, and in any event no later than five (5) Business Days prior to the Closing Date, with all documentation and other information required by each Bank and other financing source to satisfy all applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act related to the Company and its Subsidiaries and (viii) causing the taking of corporate and other actions by the Company and its Subsidiaries reasonably necessary to permit the consummation of the Financing on the Closing Date and to permit the proceeds thereof to be made available to the Purchaser as of the Closing. The Company hereby consents to the use of the Company’s and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries and their respective marks. The Purchaser shall (i) promptly reimburse the Company upon the earlier of Closing or the termination of this Agreement for all of its reasonable and documented out-of-pocket costs and expenses (including attorney fees) incurred by the Company or its Subsidiaries in connection with this Section 6.9 and (ii) indemnify and hold harmless the Stockholders, the Company, its Subsidiaries and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except to the extent suffered or incurred as a result of the gross negligence or willful misconduct of the Stockholders, the Company, its Subsidiaries and its or their Representatives.

VII. TAX MATTERS

The following provisions of this Article VII shall govern the allocation between the Purchaser and the Stockholders of responsibility for certain Tax matters involving the Company following the Closing Date. In the event of any conflict between the provisions of this Article VII and any other provision of this Agreement, the provisions of this Article VII shall control.

7.1 Preparation of Tax Returns; Control of Audits; Tax Refunds.

7.1.1 The Stockholders’ Representative shall prepare or cause to be prepared for filing by the Company all Tax Returns for the Company for all Tax periods ending on or before the Closing Date (the “Pre-Closing Periods”) that are due after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the terms of this Agreement and the Company’s past practices, except to the extent required by applicable Law (provided that, without Purchaser’s consent, which will not be unreasonably withheld, conditioned or delayed, the Stockholders’ Representative will not make any election that increases the Taxes of the Company for any Post-Closing Tax Period). Such Tax Returns (including any related work papers or other information reasonably requested by the Purchaser) shall be provided to the Purchaser for its review not later than forty-five (45) Business Days before the due date for filing such Tax Returns (including extensions). If the Purchaser does not provide the Stockholders’ Representative with a written description of the items in the Tax Returns or the tax statement that the Purchaser intends to dispute within fifteen (15) Business Days following the delivery to the Purchaser of such documents, the Purchaser shall be deemed to have accepted and agreed to such documents in the form provided, and the Purchaser shall thereafter cause all such Tax Returns to be timely filed by the Company. The Purchaser shall not make any changes to such Tax Returns without the prior written approval of the Stockholders’ Representative (which approval may not be unreasonably withheld, conditioned, or delayed). The Purchaser shall defend, indemnify and hold harmless each of the Stockholders for any Damages they may suffer or incur for the Purchaser’s failure to timely file such Tax Returns. The Stockholders’ Representative and the Purchaser agree to timely consult with each other and to negotiate in good faith any timely-raised issue arising as a result of the review of such Tax Returns to permit the filing of such Tax Returns as promptly as possible, which good faith negotiations shall include each side exchanging in writing their positions concerning the matter(s) in dispute and a meeting to discuss their respective positions. In the event the Parties are unable to resolve any dispute within ten (10) Business Days following the delivery of written notice by the Purchaser of such dispute, the Stockholders’ Representative and the Purchaser shall jointly request the Accounting Referee to resolve any issue in dispute at least five (5) Business Days before the due date of such Tax Return, in order that such Tax Return may be timely filed. The Accounting Referee shall make a determination with respect to any disputed issue within five (5) Business Days before the due date (including extensions) for the filing of the Tax Return in question, and the Purchaser shall cause the Company and its Subsidiaries to file such Tax Return on the due date (including extensions) therefor in a manner consistent with the determination of the Accounting Referee. The determination of the Accounting Referee shall be binding on the Parties; provided, however, that any such determination shall be limited to the resolution of issues in dispute. The fees and disbursements of the Accounting Referee shall be borne by the Party (i.e., the Stockholders, on the one hand, and the Purchaser, on the other hand, that assigned amounts to items in dispute that were, on a net basis, furthest in amount from the amount finally determined by the Accounting Referee, or equally, in the event the Parties’ assigned amounts were, on a net basis, equally far from the amount finally determined by the Accounting Referee). The Stockholders’ Representative, on behalf of the Stockholders, severally and not jointly, will timely pay (or cause to be timely paid) all Pre-Closing Tax Liabilities (as such term is defined herein) shown as due and owing on all such Tax Returns, other than to the extent that an accrual with respect to such Tax is included as a Current Liability and taken into account for purposes of determining Closing Working Capital. Except as expressly contemplated in this Article VII. , under no circumstances shall the Purchaser or the Company amend any Tax Returns for Pre-Closing Periods without the prior written consent of the Stockholders’ Representative (which consent will not be unreasonably withheld, conditioned, or delayed).

7.1.2 In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, receipts, or payroll of the Company for the Pre-Closing Tax Period shall be determined based on a closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The Purchaser shall cause the Company to prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Straddle Periods. Such Tax Returns shall be prepared in a manner consistent with the Company’s past practices, except to the extent required by applicable Law. Such Tax Returns (including any related work papers or other information reasonably requested by the Stockholders’ Representative) shall be provided to the Stockholders’ Representative for his review not later than forty-five (45) Business Days before the due date for filing such Tax Returns (including extensions). If the Stockholders’ Representative does not provide the Purchaser with a written description of the items in the Tax Returns or the tax statement that the Stockholders’ Representative intends to dispute within fifteen (15) Business Days following the delivery to the Stockholders’ Representative of such documents, the Stockholders shall be deemed to have accepted and agreed to such documents in the form provided, and the Purchaser shall thereafter cause such Tax Returns to be timely filed by the Company in the form provided to the Stockholders’ Representative. The Purchaser and the Stockholders’ Representative agree to timely consult with each other and to negotiate in good faith any timely-raised issue arising as a result of the review of such Tax Returns or the tax statement to permit the filing of such Tax Returns as promptly as possible, which good faith negotiations shall include each side exchanging in writing their positions concerning the matter or matters in dispute and a meeting to discuss their respective positions. In the event the Parties are unable to resolve any dispute within ten (10) Business Days following the delivery of written notice by the Stockholders’ Representative of such dispute, the Purchaser and the Stockholders’ Representative shall jointly request the Accounting Referee to resolve any issue in dispute at least five (5) Business Days before the due date of such Tax Return, in order that such Tax Return may be timely filed. The Accounting Referee shall make a determination with respect to any disputed issue within five (5) Business Days before the due date (including extensions) for the filing of the Tax Return in question, and the Purchaser shall cause the Company to file such Tax Return on the due date (including extensions) therefor in a manner consistent with the determination of the Accounting Referee. The determination of the Accounting Referee shall be binding on the Parties; provided, however, that any such determination shall be limited to the resolution of issues in dispute. The fees and disbursements of the Accounting Referee shall be borne by the Party (i.e., the Stockholders, on the one hand, and the Purchasers, on the other hand, that assigned amounts to items in dispute that were, on a net basis, furthest in amount from the amount finally determined by the Accounting Referee, or equally, in the event the Parties’ assigned amounts were, on a net basis, equally far from the amount finally determined by the Accounting Referee). In addition to the Straddle Period Tax Returns prepared by the Purchaser pursuant to this Section 7.1.2, the Purchaser shall also submit to the Stockholders’ Representative, together with Straddle Period Tax Returns, a proposed allocation of the Taxes with respect to any such Straddle Period for which the Stockholders are responsible pursuant to Section 7.5.1 hereof (“Stockholders’ Straddle Period Allocation”), and the dispute resolution mechanism set forth in this Section 7.1.2 shall also apply with respect to such proposed Stockholders’ Straddle Period Allocation. The Stockholders severally shall pay to the Purchaser on or before the date which is the later of three (3) Business Days before the due date of each applicable Tax Return (after giving effect to any valid extensions), or five (5) days after such final determination, the amount of the Pre-Closing Tax Liabilities for which the Stockholders are responsible as determined herein, other than to the extent that an accrual with respect to such Tax is included as a Current Liability and taken into account for purposes of determining Closing Working Capital.

7.1.3 The Purchaser and the Stockholders’ Representative shall cooperate fully in connection with the filing of the Tax Returns pursuant to this Section 7.1 and, subject in all respects to the provisions of Section 7.2, in connection with any audit, litigation or other proceeding with respect to the Taxes of the Company. Such cooperation shall include reasonably furnishing or making available during normal business hours of personnel, powers of attorney, and the retention and (upon a Party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or to any such audit, litigation or other proceeding. The Purchaser and the Stockholders’ Representative shall retain or cause to be retained all books and records that are in their possession with respect to Tax matters pertinent to the Company relating to any Pre-Closing Period or Straddle Period in accordance with their record retentions policy, and abide by all record retention agreements entered into with any Governmental Authority.

7.1.4 The Purchaser and the Stockholders’ Representative shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on the Company or any of its Subsidiaries (including with respect to the transaction contemplated hereby).

7.1.5 To the extent that, subsequent to the date hereof, the Company or any of its Subsidiaries receives (a) any Tax refund attributable to any Pre-Closing Tax Period, and (b) any credits against Taxes in lieu of refunds described in clause (a), such Tax refund or credits shall be the property of the Stockholders, other than to the extent set forth in the following sentence, and the Purchaser shall remit, and shall cause the Company and any Subsidiary of the Company, as applicable, to remit such Tax refund(s) or credits to the Stockholders’ Representative for the benefit of the Stockholders, within ten (10) Business Days after the receipt by the Company or any of its Subsidiaries of such Tax refunds or utilization of such Tax credits. The foregoing shall not apply with respect to (a) any Tax refund that is reflected as an asset of the Company or any of its that is taken into account as a Current Asset for purposes of Closing Working capital or (b) any Tax refund attributable to the carryback of a net operating loss that is attributable to any Post-Closing Tax Period.

7.1.6 The Parties hereby acknowledge and agree that any and all Transaction Expense Tax Benefits shall be for the sole benefit of the Stockholders and Optionholders and shall be allocated to the applicable Pre-Closing Tax Period ending at 11:59 p.m. on the Closing Date or the applicable portion of any Straddle Period ending on the Closing Date to the extent allowed by applicable Law. The Parties hereby agree to (i) prepare and file all Tax Returns consistent with such allocation and (ii) the Stockholders’ and Optionholders’ entitlement to the benefit of any and all such Tax deductions through the end of the applicable Pre-Closing Tax Period. Further, Purchaser shall, or shall cause the Company to, promptly pay the amount of any Transaction Expense Tax Benefit actually realized by Purchaser or the Company following the Closing Date (whether by refund, credit or reduction of liability with respect to Taxes, but only as and to the extent actually received, with respect to any such refund, or as and to the extent actually used to reduce the amount of Tax otherwise payable by the applicable the Company, with respect to any such credit or reduction, as applicable) to the Stockholders’ Representative, for the benefit of the Stockholders and the Optionholders, in cash, by wire transfer of immediately available funds to an account designated in writing to the Purchaser by the Stockholders’ Representative. Income Tax deductions attributable to Transaction Expense Tax Benefits shall be applied to offset income realized by Purchaser and the Company after the Closing Date before any other deductions arising in any post-Closing period are utilized other than deductions attributable to the ordinary operations of the business subsequent to the Closing Date (for the avoidance of doubt, excluding deductions for interest and transaction costs), which shall be taken into account prior to taking any of the above-described deductions into account. Purchaser shall notify the Stockholders’ Representative promptly upon realizing any Transaction Expense Tax Benefit or receiving any refund payable to the Stockholders’ Representative, for the benefit of the Stockholders and the Optionholders under this Section 7.1.6.

7.1.7 Without the prior written consent of the Stockholders’ Representative, which consent will not be unreasonably withheld, conditioned, or delayed, neither the Purchaser nor the Company shall make or change any election, change any annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, or take any other similar action, or omit to take any action, if such action or omission would have the effect of increasing the present or future liability or obligation of the Stockholders to indemnify the Purchaser with respect to Taxes pursuant to the provisions hereof.

7.2 Tax Claims. In the event a claim is made or a deficiency alleged following the Closing relating to the Company or any of its Subsidiaries by the IRS or any other taxing authority, which, if successful, would result in a loss or liability in respect of which indemnity properly may be sought against the Stockholders, severally, pursuant to this Agreement (collectively, an “Indemnity Tax Matter”), then the following shall apply:

7.2.1 After the Company or any of its Subsidiaries receives actual notice of a claim or alleged deficiency, the Purchaser shall, or the Purchaser shall cause the Company to, promptly (but in any event within ten (10) Business Days) notify the Stockholders’ Representative in writing of such claim or alleged deficiency.

7.2.2 The Stockholders’ Representative shall have the right to represent the interests of the Company before the relevant Governmental Authority with respect to any Indemnity Tax Matter and shall have the right to control the defense, compromise or other resolution of any such Indemnity Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, any such Indemnity Tax Matter. The Purchaser shall have the right (but not the obligation) to participate in the defense of such Indemnity Tax Matter and to employ counsel, at the Purchaser’s own expense, separate from counsel employed by the Stockholders’ Representative on behalf of the Stockholders, and the Stockholders’ Representative shall keep the Purchaser informed with respect to the commencement, status and nature of any such Indemnity Tax Matter and will, in good faith, allow the Purchaser to consult with it regarding the conduct of or positions taken in any such action.

7.2.3 Notwithstanding the provisions of Section 7.2.2, the Stockholders’ Representative shall not settle or compromise any Indemnity Tax Matter without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned, or delayed.

7.3 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added, and other such similar Taxes (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated by this Agreement, will be split equally between the Purchaser, on the one hand, and the Stockholders and Optionholders, on the other hand, when due, and the Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes.

7.4 Certain Definitions. For purposes of this Article VII the following terms shall have the following meanings:

7.4.1 “Post-Closing Tax Period” means any taxable period beginning after the Closing Date.

7.4.2 “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, including without limitation the pre-Closing portion of any Straddle Period.

7.5 Liability for Taxes.

7.5.1 The Stockholders will be solely responsible, severally, for any Damages relating to the following Taxes (collectively, the “Pre-Closing Tax Liabilities”): the excess of (i) the sum of (a) all Taxes imposed upon the Company or any of its Subsidiaries with respect to Pre-Closing Tax Periods and (b) with respect to Straddle Periods (if any), all Taxes imposed upon the Company or any of its Subsidiaries which are allocable, pursuant to Section 7.1.2, to the Pre-Closing portion of such Straddle Period, over (ii) the aggregate amount of Taxes described in clauses (a) and (b) that are accrued as Current Liabilities for purposes of Closing Working Capital.

7.5.2 The Company will be solely responsible for any and all Taxes of, or payable by, the Company that do not constitute Pre-Closing Tax Liabilities, including without limitation, in the case of Taxes with respect to a Straddle Period, all Taxes which are allocable, pursuant to Section 7.1.2, to the portion of such taxable year or period commencing after the Closing Date.

7.5.3 For the avoidance of doubt, the Stockholders’ obligations to indemnify the Purchaser Indemnified Parties for Damages arising from Pre-Closing Tax Liabilities shall be subject to the limitations set forth in Article IX.

VIII. CONDITIONS TO CLOSING

8.1 Conditions to Obligations of the Purchaser at the Closing. The obligations of the Purchaser to consummate the Closing are subject to the satisfaction of the following conditions. Any condition specified in this Section 8.1 may be waived if consented to by the Purchaser.

8.1.1 Representations, Warranties and Covenants of the Company and the Stockholders. (a) Each of the representations and warranties of the Company and the Stockholders made in this Agreement shall be true and correct in all material respects (and, if any specific representation or warranty of the Company or the Stockholders is expressly qualified by concepts of “materiality” or “Material Adverse Effect,” then such representations and warranties shall be true and correct in all respects) as of the date of this Agreement and as of the Closing (as if made on and as of the Closing) (or, if made as of a specific date, as of such date), provided, however, that the Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing (as if made on and as of the Closing); (b) the Stockholders shall, and shall have caused the Company to, have performed and complied in all material respects (except for those covenants set forth in Section 2.1 which shall have been performed in all respects) with all terms, agreements and covenants contained in this Agreement required to be performed or complied with by the Stockholders or the Company on or before the Closing Date; and (c) the Stockholders’ Representative shall have delivered to the Purchaser a certificate dated the Closing Date, confirming the satisfaction of the conditions contained in Sections 8.1.1 (Representations, Warranties and Covenants of the Company and the Stockholders), 8.1.4 (No Injunction, Etc.), 8.1.5 (No Proceedings), 8.1.6 (No Material Adverse Effect), 8.1.8 (Governmental Approvals), and 8.1.12 (Release of Liens).

8.1.2 Officer’s Certificate. The Company shall have delivered to the Purchaser a certificate from an officer of the Company, dated as of the Closing Date, certifying that (a) the Organizational Documents of the Company attached to the certificate are true and complete; (b) such Organizational Documents have been in full force and effect in the form attached from and after the date of the adoption of the resolutions referred to in clause (c) below and no amendment to such Organizational Documents has occurred since the date of the last amendment annexed thereto (if any);

and (c) the resolutions adopted by the Stockholders and the board of directors of the Company (or a duly authorized committee thereof) authorizing the execution, delivery and performance of this Agreement, the Ancillary Agreements, and the consummation of the transactions contemplated by this Agreement, attached to the certificate, were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto.

8.1.3 Company’s FIRPTA Certificate. The Company shall have delivered to the Purchaser a certificate, dated as of the Closing Date, satisfying each of the requirements of Treasury Regulations Section 1.897-2(h) and Treasury Regulations Section 1.1445-2(c)(3).

8.1.4 No Injunction, Etc. No provision of any applicable Law, any Order or proceeding shall be in effect that prohibits or restricts the consummation of the Closing, or that has a material adverse impact on the operation of the Business.

8.1.5 No Proceedings. No proceeding challenging this Agreement, the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements or seeking to prohibit the Closing, shall have been instituted by any Governmental Authority and be pending.

8.1.6 No Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall have been no event, circumstance, development, change, or effect that would have a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole.

8.1.7 Ancillary Agreements. Each of the Ancillary Agreements shall have been executed and delivered by the Company, the Stockholders and any other parties that are or will be a party thereto.

8.1.8 Governmental Approvals. All waiting periods (including any extensions thereof) applicable under the HSR Act or Foreign Competition Laws to the transactions contemplated by this Agreement shall have expired or been terminated.

8.1.9 Good Standing Certificates. The Stockholders shall have caused the Company to have delivered to the Purchaser a certificate of good standing for the Company from the Delaware Secretary of State as of a date within ten (10) Business Days of the Closing Date.

8.1.10 Closing Certificate. The Stockholders’ Representative shall have delivered to the Purchaser the Closing Certificate.

8.1.11 Fullerton Lease Amendment. The Stockholders shall have caused the Company to enter into the Fullerton Lease Amendment with the landlord of the Real Property Lease for the Leased Real Property in Fullerton, California, and shall have delivered to the Purchaser the fully-executed Fullerton Lease Amendment.

8.1.12 Release of Liens. Except for Permitted Liens and as disclosed on Schedule 6.1, all Liens on or against any assets or securities of the Company shall have been released, and the Stockholders’ Representative shall have provided the Purchaser with documentation reasonably satisfactory to the Purchaser evidencing such release.

8.1.13 Stock Certificates and Transfer Powers. Each of the Stockholders shall have delivered to the Purchaser the certificates, or affidavits of loss in lieu thereof, representing all of the Shares duly endorsed in blank or accompanied by duly executed transfer documents.

8.1.14 Board of Director Resignations. The Company shall have delivered evidence of the resignation of the Company’s and each Subsidiary’s board of directors effective as of the Closing.

8.1.15 Termination of Management and Shareholders’ Agreements. The Company or its Subsidiaries shall have delivered evidence of termination of that certain Management Agreement, dated January 21, 2011, by and between Stauber Performance Ingredients, Inc. and ICV Partners, LLC, as amended, and that certain Shareholders’ Agreement, dated January 21, 2011, by and among the Company and the persons listed therein.

8.2 Conditions to Obligations of the Stockholders at the Closing. The obligations of the Stockholders to consummate the Closing are subject to the satisfaction of the following conditions. Any condition specified in this Section 8.2 may be waived if consented to by the Stockholders’ Representative.

8.2.1 Representations, Warranties, and Covenants of the Purchaser. (a) Each of the representations and warranties of the Purchaser made in this Agreement shall be true and correct in all material respects (and, if any specific representation or warranty of the Purchaser is expressly qualified by concepts of “materiality” or “Material Adverse Effect,” then such representations and warranties shall be true and correct in all respects) as of the date of this Agreement and as of the Closing (as if made on and as of the Closing) (or, if made as of a specific date, as of such date); (b) the Purchaser shall have performed and complied with all terms, agreements and covenants contained in this Agreement required to be performed or complied with by the Purchaser on or before the Closing Date in all material respects; and (c) the Purchaser shall have delivered to the Stockholders an officer’s certificate dated the Closing Date, confirming the satisfaction of the conditions contained in Sections 8.2.1 (Representations, Warranties and Covenants of Purchaser), 8.2.2 (No Injunction, Etc.), 8.2.4 (No Proceedings), and 8.2.6 (Government Approvals).

8.2.2 No Injunction, Etc. No provision of any applicable Law, any Order or proceeding shall be in effect with respect to the Stockholders that prohibits or restricts the consummation of the Closing.

8.2.3 Ancillary Agreements. Each of the Ancillary Agreements to which the Purchaser is a party shall have been executed and delivered by the Purchaser or its designee.

8.2.4 No Proceedings. No proceeding challenging this Agreement, the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements or seeking to prohibit the Closing, shall have been instituted by any Governmental Authority and be pending.

8.2.5 Officer’s Certificate. The Purchaser shall have delivered to the Stockholders a certificate from an officer of the Purchaser, dated as of the Closing Date, certifying that (a) the Organizational Documents of the Purchaser attached to the certificate are true and complete; (b) such Organizational Documents have been in full force and effect in the form attached from and after the date of the adoption of the resolutions referred to in clause (c) below and no amendment to such Organizational Documents has occurred since the date of the last amendment annexed thereto (if any); and (c) the resolutions adopted by the boards of directors of the Purchaser (or a duly authorized committee thereof) authorizing the execution, delivery and performance of this Agreement, the Ancillary Agreements, and the consummation of all the transactions contemplated by this Agreement attached to the certificate, were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto.

8.2.6 Government Approvals. All waiting periods (including any extensions thereof) applicable under the HSR Act or Foreign Competition Laws to the transactions contemplated by this Agreement shall have expired or been terminated.

IX. SURVIVAL; INDEMNIFICATION

9.1 Survival. The representations and warranties of the Parties contained in this Agreement or in any certificates delivered pursuant to this Agreement or in connection herewith will survive the Closing for eighteen (18) months thereafter; provided, however, that the representations and warranties in Sections 3.1 (Existence and Qualification), 3.2 (Authorization; Enforceability); 3.4 (Capitalization), 3.6 (Tax Matters), 3.25 (Finders’ Fees), 4.1 (Organization), 4.2 (Authorization; Enforceability), 4.5 (Finders’ Fees), 5.1 (Organization), 5.2 (Authorization; Enforceability), and 5.5 (Finders’ Fees) (collectively, the “Fundamental Representations”) will survive until the date that is ninety (90) days after the expiration of the applicable statute of limitations.

9.2 Indemnification by the Stockholders and Optionholders.

9.2.1 Subject to the terms and conditions of this Article IX. , the Stockholders and the Optionholders shall severally (in accordance with the proportion of the Transaction Consideration allocated to such Stockholder and Optionholder pursuant to the Allocation Certificate), and not jointly, indemnify, defend, and hold harmless the Purchaser and its equity owners, directors, managers, officers, employees, and Affiliates, and, after the Closing, the Company and its Subsidiaries (collectively, all of the foregoing the “Purchaser Indemnified Parties”) against any and all Damages actually incurred or suffered by the Purchaser Indemnified Parties to the extent resulting from:

(a) any failure of any representation or warranty made by the Company or any Stockholder in this Agreement to be true and correct; provided, however, that no Stockholder shall be required to indemnify, defend or hold harmless any Purchaser Indemnified Party with respect to a breach of any representation or warranty made by another Stockholder pursuant to Article IV;

(b) any breach of any covenant or agreement required to be performed by the Company or any Stockholder pursuant to this Agreement; provided, however, that no Stockholder shall be required to indemnify, defend or hold harmless any Purchaser Indemnified Party with respect to a breach of any covenant or agreement made or to be performed by another Stockholder pursuant to this Agreement;

(c) any Pre-Closing Tax Liabilities;

(d) any pre-Closing Indebtedness not paid at the Closing pursuant to Section 2.4.1(d) or Selling Expenses not paid at the Closing pursuant to Section 2.4.1(e); or

(e) any claims relating to allocation of the Transaction Consideration among the Stockholders and the Optionholders, including any inaccuracy or misrepresentation on the Allocation Certificate.

9.2.2 Time Limitations. The Purchaser Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.2.1(a) unless on or before the relevant survival date specified in Section 9.1 (such relevant date referred to as the “Survival Date”), the Purchaser notifies the Stockholders’ Representative in writing of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Purchaser. Subject to any applicable statute of limitations and except as otherwise provided in the Agreement, all covenants of the Parties contained in Article VI will survive the Closing indefinitely in accordance with their terms; provided, however, that the Purchaser

Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.2.1(b), (c) or (d) unless the Purchaser notifies the Stockholders’ Representative in writing of a claim under Section 9.2.1(b), (c) or (d) specifying the factual basis of that claim in reasonable detail to the extent then known by the Purchaser as follows: (a) with respect to any covenant or agreement required to be performed in this Agreement on or before the Closing, such claim is delivered within one (1) year after the Closing, and (b) with respect to any such covenant required to be performed in this Agreement after the Closing or Pre-Closing Tax Liabilities, such claim is delivered within ninety (90) days after the expiration of the applicable statute of limitations.

9.2.3 Limitations on Indemnification of the Purchaser Indemnified Parties.

(a) The Purchaser Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.2.1(a) until the total amount of such Damages incurred by the Purchaser Indemnified Parties under Section 9.2.1(a), in the aggregate, exceeds $1,570,000 (as may be adjusted pursuant to Section 9.2.3(d), the “Deductible”), in which case the Purchaser Indemnified Parties will be entitled to recover any Damages pursuant to Section 9.2.1(a) in excess of the Deductible, subject to the other limitations in this Article IX; provided, however, that recovery of any amounts pursuant to Section 9.2.1(a) related to a failure of the Fundamental Representations shall not be subject to the limitations of this Section 9.2.3(a).

(b) Notwithstanding any other provision of this Agreement to the contrary, each Stockholder’s or Optionholder’s maximum aggregate indemnification liability pursuant to Section 9.2.1(a) shall be such Stockholder’s or Optionholder’s share of the funds in the Escrow Account; provided, however, that such maximum aggregate indemnification liability shall not apply to breaches of the Fundamental Representations, for which each Stockholder’s maximum aggregate indemnification liability pursuant to Section 9.2.1(a) shall not exceed the Transaction Consideration less any Closing Company Cash (the aggregate amount of such cap as may be adjusted pursuant to Section 9.2.3(d), the “Fundamental Cap”) (in accordance with the proportion of the Transaction Consideration allocated to such Stockholder and Optionholder pursuant to the Allocation Certificate). Except with respect to the Fundamental Representations in Articles III and IV, the sole and exclusive recourse for any amount finally determined to be owed in respect of any indemnity obligations pursuant to Section 9.2.1(a) shall be the funds remaining in the Escrow Account, and once the Escrow Account shall be fully depleted or released, such indemnity obligations shall terminate. Notwithstanding any other provision of this Agreement to the contrary, each Stockholder’s or Optionholder’s maximum aggregate indemnification liability pursuant to Section 9.2.1(c) shall not exceed the Fundamental Cap (in accordance with the proportion of the Transaction Consideration allocated to such Stockholder and Optionholder pursuant to the Allocation Certificate).

(c) A Purchaser Indemnified Party may not seek indemnification for Damages suffered by it if it has already received payment for such Damages in a post-Closing adjustment under Section 2.5.

(d) Notwithstanding anything to the contrary elsewhere in this Section 9.2, in the event the Purchaser uses its best efforts but is ultimately unable to obtain a R&W Policy within 20 days after the date of this Agreement, without further action by any Party hereto, (i) the Deductible shall be changed to $3,140,000, (ii) the Fundamental Cap shall be changed to ten percent (10%) of (A) the Transaction Consideration less (B) any Closing Company Cash and (iii) the Escrow Amount shall be changed to $6,280,000 ((i), (ii) and (iii), the “Indemnity Flip”).

(e) The Purchaser Indemnified Parties must bring all claims for breach of Fundamental Representations in excess of the retention amount in the R&W Policy under the R&W Policy, in lieu of pursuing Stockholders or Optionholders for such amounts, until the R&W Policy is exhausted. Purchaser Indemnified Parties will maximize and prioritize insurance coverage for claims for breach of Fundamental Representations over all other claims and amounts.

9.3 Indemnification by the Purchaser.

9.3.1 Subject to the terms and conditions of this Article IX. , the Purchaser will indemnify, defend, and hold harmless the Stockholders, their Affiliates and their respective officers, directors, managers, stockholders, members, partners, employees, representatives and agents (collectively, the “Stockholder Indemnified Parties”) against any and all Damages actually incurred or suffered by the Stockholder Indemnified Parties to the extent resulting from: (a) any failure of any representation or warranty made by the Purchaser in this Agreement or any certificate delivered pursuant to this Agreement to be true and correct as of the date hereof and as of the Closing; and (b) any breach of any covenant or agreement required to be performed by the Purchaser pursuant to this Agreement.

9.3.2 The Stockholder Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.3.1(a) and 9.3.1(b) unless on or before the Survival Date, the Stockholders’ Representative notifies the Purchaser in writing of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Stockholders’ Representative. Any indemnification claim by a Stockholder Indemnified Party pursuant to Section 9.3.1(b) shall be required to be made by delivering notice to the Purchaser no later than thirty (30) days after the expiration of the applicable statute of limitations.

9.3.3 The Stockholder Indemnified Parties shall have no right to recover any amounts pursuant to Section 9.3.1(a) until the total amount of such Damages incurred by the Stockholder Indemnified Parties under Section 9.3.1(a), in the aggregate, exceeds the Deductible, in which case the Stockholder Indemnified Parties will be entitled to recover Damages in excess of the Deductible; provided, however, that the Deductible shall not apply in the case of fraud committed by the Purchaser or with respect to the Fundamental Representations in Article V.

9.3.4 The aggregate liability of the Purchaser for Damages under Section 9.3.1(a) shall not exceed the Transaction Consideration less the Closing Company Cash; provided, however, that such cap shall not apply in the case of fraud committed by the Purchaser.

9.4 Indemnification Procedures.

9.4.1 Except as provided in Article VII with respect to certain Tax matters, if any Person who or which is entitled to seek indemnification under Section 9.2 or 9.3 (an “Indemnified Party”) receives notice of the assertion or commencement of any Third Party Claim against such Indemnified Party with respect to which the Person against whom or which such indemnification is being sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Party will give such Indemnifying Party reasonably prompt written notice thereof. Such notice by the Indemnified Party will describe the Third Party Claim in reasonable detail, will include copies of any complaint, petition, or any other pleading received in connection with such Third Party Claim and all available material written evidence thereof, and will indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party will have the right to participate in the defense of such Third Party Claim at the Indemnifying Party’s expense, or at its option (subject to the limitations set forth in this Section 9.4.1) to assume the defense thereof by appointing a recognized and reputable counsel to be the lead counsel in connection with such defense; provided, however, that:

(a) The Indemnifying Party must give the Indemnified Party written notice of its election to assume control of the defense of the Third Party Claim within ten (10) days of the Indemnifying Party’s receipt of notice of the Third Party Claim. However, if the Indemnifying Party disclaims any liability in connection with such matter, the Indemnifying Party may give the Indemnified Party written notice of such disclaimer of liability within ten (10) days of the Indemnifying Party’s receipt of notice of the Third Party Claim.

(b) The Indemnifying Party may only assume such defense (i) if it acknowledges in writing that it is responsible for and will bear all monetary damages relating to such Third Party Claim; (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have adequate financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; (iii) the Third Party Claim involves only monetary damages and does not seek an injunction or other equitable relief against the Indemnified Party; (iv) the maximum amount of monetary damages and related costs and expenses which could be payable with respect to such Third Party Claim does not exceed the maximum liability of the Indemnifying Party with respect to such Third-Party Claim hereunder; and (v) the Indemnified Party has not been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim.

(c) The Indemnified Party shall be entitled to participate in the defense of the Third Party Claim and to employ a recognized and reputable counsel of its choice for such purpose; provided, however, that the fees and expenses of such separate counsel shall be borne by the Indemnified Party, except that the Indemnifying Party shall pay any reasonable fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense.

9.4.2 Any claim by an Indemnified Party on account of Damages that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof, and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of ten (10) Business Days from which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond within such ten (10) Business Day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party.

9.4.3 A failure to give timely notice or to include any specified information in any notice as provided in Sections 9.4.1 or 9.4.2 will not affect the rights or obligations of any Party, except and only to the extent that, as a result of such failure, any Party that was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise prejudiced as a result of such failure.

9.5 Miscellaneous Indemnification Provisions.

9.5.1 Exclusive Remedy. Other than claims for fraud, the indemnification provisions of this Article IX shall be the sole and exclusive remedy of the Indemnified Persons and their respective Affiliates for monetary damages with respect to claims under, or otherwise relating to the transactions that are the subject of, this Agreement, whether sounding in contract, tort, fraud, or otherwise, and whether asserted against the Company or its Subsidiaries, their respective officers, directors or employees, the Stockholders or any other Person. Without limiting the generality of the foregoing, in no event shall any Party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement. Each of the Parties, on behalf of itself and its equity owners, directors, managers, officers, employees, and Affiliates, agrees not to bring any actions or proceedings, at Law, equity or otherwise, against any other Party or its and its equity owners, directors, managers, officers, employees, and Affiliates, in respect of any breach or alleged breach of any representation, warranty, covenant and agreement in this Agreement, except pursuant to the express provisions of this Article IX. Notwithstanding the foregoing restrictions, each Party shall be entitled to bring an action for injunctive or other equitable relief to enforce the terms of this Agreement, including specific performance, and no limitation or condition of liability provided in this Article IX shall apply to any claim arising from fraud, intentional misrepresentation or criminal misconduct by a Party.

9.5.2 Transaction Consideration Adjustment. The Parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Transaction Consideration for Tax purposes, unless otherwise required by Law.

9.5.3 Purchaser Knowledge. The right to indemnification or other remedy based upon the representations, warranties, covenants and agreements shall not be affected by any investigation conducted or any knowledge capable of being acquired at any time prior to Closing, with respect to the accuracy or inaccuracy of or compliance with any such representations, warranties, covenants and agreements, except to the extent the Purchaser had actual knowledge prior to the Closing of a breach of a representation or warranty. For purposes of this Section 9.5.3, “actual knowledge” of Purchaser means, with respect to a breach of a representation or warranty, that Patrick Hawkins, Kathleen Pepski or Richard Erstad had actual conscious awareness of facts or circumstances recognized by such person as constituting a breach of a representation or warranty, and for the avoidance of doubt does not include constructive or imputed knowledge nor does it include any actual, constructive or imputed knowledge of any advisor or agent of Purchaser, nor does it require any duty or obligation of inquiry.

9.5.4 Effect of Materiality Qualifiers. For purposes of calculating the amount of Damages incurred out of or relating to any failure or breach of this Agreement and for purposes of determining whether or not a failure or breach has occurred, concepts of “materiality,” “Material Adverse Effect” or words of similar import shall be disregarded.

9.5.5 Insurance Proceeds and Other Recoveries. The amount of Damages recoverable by an Indemnified Party pursuant to this Article IX with respect to an indemnity claim shall be reduced by (a) the amount of insurance proceeds actually recovered by such Indemnified Party with respect to the Damages to which such indemnity claim relates, net of any expenses related to the receipt of such payment, including retrospective premium adjustments, if any, occasioned by such Damages; and (b) the amount of any Tax Benefit actually realized by the Indemnified Party in the taxable period in which the Damages occurred or in the taxable period immediately thereafter. For purposes of this Agreement, a “Tax Benefit” means the actual reduction of Tax liabilities (calculated on the basis of the actual reduction in cash payments for Taxes) resulting from an increase in deductions, losses or tax credits or decrease in the income, gain or recapture of tax credits that the Indemnified Party or any subsidiary or other affiliated entity thereof actually reported or took into account (other than by way of any increase in basis) in the taxable period (or portions thereof) in which the Damages occurred or in the taxable period immediately thereafter.

9.5.6 No Punitive Damages. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other Person for any punitive Damages of such other Person (except to the extent that such punitive Damages are awarded to a third party).

9.6 Good Faith; Mutual Cooperation. The Indemnifying Party and the Indemnified Party shall reasonably cooperate with each other with respect to resolving any claim or liability with respect to which Party is obligated to indemnify the other Party hereunder, including by making all commercially reasonable efforts to mitigate or resolve any such claim or liability.

9.7 No Recourse to Lenders. Notwithstanding any provision of this Agreement, the Stockholders and the Company agree on their behalf and on behalf of their Affiliates that none of the Bank, the lenders, or the arranger in the Commitment Letter or other documents related to the Financing shall have any liability or obligation to the Stockholders or the Company or their Subsidiaries and Affiliates relating to this Agreement, the Financing or any transactions contemplated hereby or thereby.

X. MISCELLANEOUS.

10.1 Termination.

10.1.1 This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the written consent of the Purchaser and the Stockholders’ Representative;

(b) by the Purchaser, in the event of any breach by the Company or any Stockholder of any covenant, representation, or warranty contained in this Agreement that would prevent or has prevented the satisfaction of any condition to the obligations of the Purchaser, as applicable, at the Closing, and such breach has not been waived by the Purchaser, as applicable, or, in the case of a covenant breach, cannot be or has not been cured by the Company or the Stockholder within the earlier of (i) ten (10) Business Days after written notice thereof from the Purchaser or (ii) the Closing Date;

(c) by the Stockholders’ Representative, in the event of any breach by the Purchaser of any covenant, representation, or warranty contained in this Agreement that would prevent or has prevented the satisfaction of any condition to the obligation of the Stockholders at the Closing, and such breach has not been waived by the Stockholders’ Representative or, in the case of a covenant breach, cannot be or has not been cured by the Purchaser, as applicable, within the earlier of (i) ten (10) Business Days after written notice thereof by the Stockholders’ Representative or (ii) the Closing Date; or

(d) the Purchaser or the Stockholders’ Representative if the transactions contemplated hereby have not been consummated by February 1, 2016; provided, however, that the Purchaser or the Stockholders’ Representative, as applicable, will not be entitled to terminate this Agreement pursuant to this Section 10.1.1(d) if the Purchaser’s breach of this Agreement, on the one hand, or the Company’s or any Stockholder’s breach of this Agreement, on the other hand, has prevented the consummation of the transactions contemplated by this Agreement by such date.

10.1.2 If this Agreement is terminated pursuant to Section 10.1.1, all further obligations of the Parties under this Agreement (other than pursuant to Section 10.4, which will continue in full force and effect) will terminate without further liability or obligation on the part of any Party; provided, however, that (a) the Purchaser will not be released from liability hereunder if this Agreement is terminated and the transactions abandoned by reason of (i) failure of the Purchaser to have performed its material obligations under this Agreement or (ii) any material misrepresentation made by the Purchaser of any matter set forth in this Agreement and (b) the Company and the Stockholders will not be released from liability hereunder if this Agreement is terminated and the transactions abandoned by reason of (i) failure of the Company or Stockholders to have performed its or their material obligations under this Agreement or (ii) any material misrepresentation made by the Company or any Stockholder of any matter set forth in this Agreement. Nothing in this Section 10.1.2 will relieve any Party of liability for breach of this Agreement occurring prior to any termination, or for breach of any provision of this Agreement which specifically survives termination hereunder, subject to the express terms and limitations set forth in this Agreement.

10.2 Notices. Any notice, request, instruction or other document required or permitted to be given under this Agreement by any Party to another Party will be in writing and will be given to such Party (a) at its address set forth in Annex IV attached to this Agreement or to such other address as the Party to whom notice is to be given may provide in a written notice to the Party giving such notice or (b) if such Party is a Stockholder, at the address of the Stockholders’ Representative set forth in Annex IV or to such other address(es) as may hereafter be specified in a written notice to the Purchaser. Each such notice, request, or other communication will be effective (x) if given by certified mail, return receipt requested, with postage prepaid addressed as aforesaid, upon receipt (and refusal of receipt shall constitute receipt), (y) one (1) Business Day after being furnished to a nationally recognized overnight courier for next Business Day delivery, or (z) on the date sent if sent by electronic mail or facsimile transmission, receipt confirmed in each case, with a copy contemporaneously being sent pursuant to clauses (x) or (y) above.

10.3 Amendments and Waivers.

10.3.1 Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Purchaser and the Stockholders’ Representative (or by any successor to such Party), or in the case of a waiver, by the Party against whom the waiver is to be effective, or, in the case of any amendment to Sections 9.7 (No Recourse to Lenders) and 10.7 (Third Party Beneficiaries), by the Bank.

10.3.2 No failure or delay by any Party in exercising any right, power, or privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

10.4 Expenses. Except as otherwise set forth in this Agreement, (a) the Purchaser will pay or cause to be paid the fees and expenses incurred by the Purchaser (and its Affiliates) in connection with the transactions contemplated by this Agreement or relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby, or the performance or consummation of the transactions contemplated by this Agreement; and (b) the Stockholders will pay or cause to be paid the Selling Expenses to the extent not otherwise paid as contemplated in Section 2.1.

10.5 Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party to this Agreement; except that (a) the Purchaser may assign any of its rights (but not its obligations) under this Agreement to any Affiliate; and (b) the Purchaser and its Affiliates may assign their rights (but not their obligations) under this Agreement to any of their financing sources as collateral security, including to the administrative agent for the Financing.

10.6 Stockholders’ Representative.

10.6.1 Except as otherwise provided in this Agreement, any right or action that may be taken at the election of the Stockholders will be taken by the Stockholders’ Representative as a representative of the Stockholders on behalf thereof. The initial Stockholders’ Representative will be ICV Manager LLC. Upon its resignation, the holders of a majority of the voting power of the Company Securities at any time prior to the Closing may designate a successor Stockholders’ Representative. Any Stockholders’ Representative so designated must be reasonably acceptable to the Purchaser.

10.6.2 Any change in the Stockholders’ Representative will become effective upon notice in accordance with Section 10.2.

10.6.3 Except as otherwise provided in this Agreement, any right or action that may be taken at the election of the Stockholders will be taken by the Stockholders’ Representative on behalf thereof. Each of the Stockholders hereby irrevocably appoint the Stockholders’ Representative as the agent and attorney-in-fact of each of the Stockholders for the purposes of acting in the name and stead of such Stockholder in: (a) receiving, holding and distributing the Transaction Consideration and paying any associated costs and expenses of the transactions hereunder required to be paid by such Stockholder; (b) giving and receiving all notices permitted or required by this Agreement and acting on the Stockholders behalf hereunder for all purposes specified herein; (c) delivering the certificates or instruments of transfer for the Shares endorsed or executed by the Stockholders to the Purchaser at Closing and any and all assignments relating thereto; (d) agreeing with the Purchaser as to any amendments to this Agreement which the Stockholders’ Representative may deem necessary or advisable, including the extension of time in which to consummate the transactions contemplated by this Agreement, and the waiver of any closing conditions; (e) employing legal counsel on behalf of the Stockholders; (f) paying any legal, accounting, investment banking, and any other fees and expenses incurred by the Stockholders’ Representative in consummating the transactions contemplated by this Agreement; (g) defending or settling claims arising under this Agreement; and (h) making, executing, acknowledging, and delivering all such contracts, orders, receipts, notices, requests, instructions, certificates, letters, and other writings, and in general doing all things and taking all actions which the Stockholders’ Representative, in its sole discretion, may consider necessary or proper in connection with or to carry out the terms of this Agreement, as fully as if such Stockholders were personally present and acting. This power of attorney and all authority conferred hereby is granted and conferred subject to the interests of the other Parties to this Agreement, and in consideration of those interests and for the purpose of completing the transactions contemplated hereby, this power of attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by the Stockholders or by operation of Law, whether by the termination of the Stockholders’ Representative or by the occurrence of any other event. If any Stockholder who is an individual should die or become incompetent or incapacitated, or any Stockholder that is a legal entity should be dissolved, liquidated or wound up any other event should occur before the delivery of certificates or other instruments of transfer representing the Shares pursuant to this Agreement, such certificates and instruments shall nevertheless be delivered by or on behalf of such Stockholder in accordance with the terms and conditions of this Agreement, and all actions taken by the Stockholders’ Representative pursuant to this Agreement shall be as valid as if such death, incompetence, incapacity, dissolution, termination or winding up or other event had not occurred, regardless of whether the Purchaser or the Stockholders’ Representative, or any of them, shall have received notice of such death, incompetence, incapacity, or other event. The Stockholders’ Representative will be promptly reimbursed by the Stockholders for all reasonable expenses, disbursements and advances incurred by the Stockholders’ Representative in such capacity upon demand. The Stockholders, severally and not jointly, agree to indemnify and hold harmless the Stockholders’ Representatives for and from any loss, liability, expense, charge, damages, claims or other obligations it may incur as a result of its duties hereunder or any of its actions or inactions as such, except as may result from the Stockholders’ Representative’s actions that would constitute fraud, willful misconduct or gross negligence.

10.6.4 The Purchaser shall be entitled to rely on the actions of and instructions and communications from the Stockholders’ Representative, and the Purchaser shall have no liability to any Stockholder under this Agreement arising out of or related to such actions, instructions or communications.

10.7 Third Party Beneficiaries. Except as provided in Section 6.3 and Article IX, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied will give or be construed to give to any Person, other than the Parties and such permitted assigns, any legal or equitable rights under this Agreement. Notwithstanding the foregoing, the Bank is a third party beneficiary to Sections 9.7 (Recourse to Lenders), 10.3.1 (Amendments), 10.5 (Successors and Assigns), 10.8 (Governing Law; Consent to Jurisdiction) and 10.9 (Waiver of Jury Trial).

10.8 Governing Law; Consent to Jurisdiction. This Agreement will be governed by, and construed in accordance with, the Law of the State of Delaware without regard to the conflict of Laws rules of such state. Each of the Parties hereby irrevocably consents and agrees that it shall bring any action, suit or proceeding with respect to any matter arising under or relating to this Agreement or any Ancillary Agreement or the subject matter hereof or thereof in the Court of Chancery of the State of Delaware (or if jurisdiction is not available in such court, then in any federal court located in the State of Delaware), unless such party, based on the good faith advice of its counsel, determines that any such court may not exercise or have jurisdiction over the other Party or such matter or that a judgment rendered by such court may not be enforceable in the jurisdiction of the organization of the other Party or a jurisdiction in which such other Party’s office(s) or assets are located. Each of the Parties hereby irrevocably accepts and submits, for itself and in respect of its properties, to the jurisdiction of the Court of Chancery of the State of Delaware (or if jurisdiction is not available in such court, then in any federal court located in the State of Delaware), in personam, generally and unconditionally, with respect to any such action, suit or proceeding. Each of the Parties hereby irrevocably consents to the service of process in any such action, suit or proceeding in any such court by the mailing of a copy thereof by registered or certified mail, postage prepaid, to such party at the address specified in Section 10.2 for notices to such Party. In addition to or in lieu of any such service, service of process may also be made in any other manner permitted by applicable Law. Each of the Parties hereby irrevocably and unconditionally waives any objection or defense which it may now or hereafter have to the laying of venue to any such action, suit or proceeding in the Court of Chancery of the State of Delaware (or if jurisdiction is not available in such court, then in any federal court located in the State of Delaware) and hereby irrevocably and unconditionally waives and agrees not to plead or claim that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

10.9 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF. EACH PARTY ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MIGHT BE FILED IN ANY COURT AND THAT MAY RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, INCLUDING ALL COMMON LAW AND STATUTORY CLAIMS. EACH PARTY FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, MODIFICATIONS, SUPPLEMENTS OR RESTATEMENTS HEREOF. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement, and the execution of a counterpart of the signature page to this Agreement shall be deemed the execution of a counterpart of this Agreement. The delivery of this Agreement may be made by facsimile or portable document format (pdf), and such signatures shall be treated as original signatures for all applicable purposes.

10.11 Headings. The headings in this Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions of this Agreement.

10.12 Entire Agreement. This Agreement and the Ancillary Agreements (including the Schedules, and Annexes hereto and thereto) constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and such Ancillary Agreements, and is a complete and final integration thereof. This Agreement and the Ancillary Agreements (including the Schedules and Annexes hereto and thereto) supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement and such Ancillary Agreements, which the Parties disclaim reliance on.

10.13 Confidentiality. In consideration of the benefits of this Agreement to the Stockholders and in order to induce the Purchaser to enter into this Agreement, the Stockholders hereby covenant and agree that from the date of this Agreement, the Stockholders and their Affiliates shall keep confidential and not disclose to any other Person the terms of this Agreement or use for their own benefit or the benefit of any other Person any confidential information regarding the Company and its Subsidiaries; provided, however, that if the Closing does not occur for whatever reason, this covenant shall immediately terminate and become null and void. In consideration of the benefits of this Agreement to the Purchaser and in order to induce the Stockholders and the Company to enter into this Agreement, the Purchaser hereby covenants and agrees that from the date of this Agreement and for a period of two (2) years after the Closing, or if the Closing does not occur for any reason, the termination of this Agreement, the Purchaser shall, and it shall cause its Affiliates to, keep confidential and not disclose to any other Person or use for their own benefit or the benefit of any other Person any information regarding the Stockholders or, with respect to the period between the date hereof and the Closing, the Company. The obligation of the Stockholders and their Affiliates under this Section 10.13 shall not apply to information which: (a) is or becomes generally available to the public without breach of the provisions of this Section 10.13; or (b) is required to be disclosed by Law, order or regulation of a court or tribunal or government authority; provided, however, that in the case of the foregoing clause (b), the Stockholders shall timely notify the Purchaser prior to disclosure to allow the Purchaser to take appropriate measures to preserve the confidentiality of such information.

10.14 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision and such invalid, illegal or unenforceable provision will be reformed, construed and enforced as if such provision had never been contained herein and there had been contained in this Agreement instead such valid, legal and enforceable provisions as would most nearly accomplish the intent and purpose of such invalid, illegal or unenforceable provision.

10.15 Legal Representation. In any dispute or proceeding arising under or in connection with this Agreement including under Article IX. , each Company Indemnified Person shall have the right, at their election, to retain DLA Piper to represent them in such matter and the Purchaser for itself and for its successors and assigns and for the other Purchaser Indemnified Parties (including the Company if the Closing occurs) and their respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter. The Purchaser acknowledges that the foregoing provision shall apply whether or not DLA Piper provides legal services to the Company after the Closing Date. The Purchaser, for itself and its successors and assigns and for the other Purchaser Indemnified Parties (including the Company if the Closing occurs) and their respective successors and assigns, hereby irrevocably acknowledges and agrees that all communications between any Company Indemnified Person and their counsel, including DLA Piper, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement, or any matter relating to any of the foregoing, are privileged communications between a Company Indemnified Person and such counsel and neither the Purchaser, nor any Person purporting to act on behalf of or through the Purchaser, will seek to obtain the same by any process.

10.16 Press Release and Announcements. Unless required by Law (in which case each Party agrees to use commercially reasonable efforts to consult with the other Parties prior to any such disclosure as to the form and content of such disclosure), no press releases or other public releases of information related to this Agreement or the transactions contemplated hereby will be issued or released without the consent of the Purchaser and the Stockholders’ Representative.

10.17 Exclusivity of Agreement. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the Parties hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations, and all Parties to this Agreement specifically acknowledge that no Party has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s length transaction.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

The Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

COMPANY: SPH HOLDINGS, INC.

By:	/s/ Ira Moreland
Name:	Ira Moreland
Its:	President

STOCKHOLDERS’ REPRESENTATIVE: ICV MANAGER LLC

By:	ICV Partners, LLC
Its Sole Member

By:	/s/ Ira Moreland
Name:	Ira Moreland
Its:	Authorized Signatory

[Signature Page – Stock Purchase Agreement]

PURCHASER: HAWKINS, INC.

By:	/s/ Patrick H. Hawkins
Name:	Patrick H. Hawkins
Its:	Chief Executive Officer and President

[Signature Page – Stock Purchase Agreement]

STOCKHOLDERS:

ICV Partners II, L.P.		Stauber Family Trust, UTD February 24, 1993

By: ICV Associates II, LLC
Its General Partner		By:	/s/ Daniel Stauber
		Name:	Daniel Stauber
By:	/s/ Ira Moreland	Its:	Trustee
Name:	Ira L. Moreland
Its:	Authorized Representative

/s/ Sheri Esswein Sheri Esswein		/s/ Alex Fogel Alex Fogel

/s/ Cindy L. Fogel Cindy L. Fogel		/s/ Kathleen Isenberg Kathleen Isenberg

/s/ Shirley Rozeboom Shirley Rozeboom		/s/ Pat Wratschko Pat Wratschko

/s/ Robert Leibowitz Robert Leibowitz		/s/ Daniel Stauber Daniel Stauber

/s/ Steve Graham Steve Graham		/s/ Katie Laughlin Katie Laughlin

/s/ Greg Berthomieu Greg Berthomieu		/s/ Olivier Guiot Olivier Guiot

/s/ Chris Forst Chris Forst

[Signature Page – Stock Purchase Agreement]

ANNEX I

Definitions

In addition to the terms defined elsewhere in this Agreement, the following terms have the following meanings when used herein with initial capital letters:

“Accounting Referee”: as set forth in Section 2.5.3.

“Accounts Receivable”: all accounts receivable, including trade and miscellaneous accounts receivable of the Company.

“Affiliate”: with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with the first Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. With respect to any natural Person, “Affiliate” will include (a) such Person’s spouse, (b) each parent, brother, sister or child of such Person or such Person’s spouse, (c) the spouse of any Person described in clause (b) above, and (d) each child of any Person described in clauses (a), (b) or (c) above.

“Agreement”: as set forth in the introductory paragraph.

“Allocation Certificate”: as set forth in Section 2.3.2.

“Ancillary Agreements”: the Escrow Agreement, the Option Cancellation Agreements, the Releases, the Stockholder Non-Solicitation Agreements, the Stockholder Non-Competition and Non-Solicitation Agreements, the Fullerton Lease Amendment, and the other documents, instruments and agreements expressly contemplated to be entered into pursuant hereto and thereto.

“Anti-Boycott Laws”: (a) the 1977 amendments to the U.S. Export Administration Act (50 U.S.C. App. §§ 2401-2420) and the regulations and guidelines issued pursuant thereto, including the Export Administration Regulations (15 C.F.R. Parts 730-774) administered by the Bureau of Industry and Security of the U.S. Department of Commerce; and (b) the Ribicoff Amendment to the 1976 Tax Reform Act (Section 999 of the Code).

“Anticorruption Laws”: as set forth in Section 3.13.2.

“Balance Sheet Date”: September 30, 2015.

“Balance Sheet”: the consolidated balance sheet of the Company and its Subsidiaries, as of the Balance Sheet Date, included in the Company’s Financial Statements.

“Bank”: as set forth in Section 5.8.

“Business Day”: any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York is closed.

“Capital Lease Obligations”: with respect to any Person, for any applicable period, the obligations of such Person that are permitted or required to be classified and accounted for as capital leases or similar obligations under GAAP, and the amount of such obligations at any date will be the capitalized amount of such obligations at such date determined in accordance with GAAP.

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“CERCLA”: the Federal Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Closing Certificate”: as set forth in Section 2.3.

“Closing Company Cash”: cash as reconciled by the Company on a basis consistent with the historical period, for the Company and its Subsidiaries as of the Closing, as reflected on the Final Adjustment Statement.

“Closing Date”: as set forth in Section 2.2.

“Closing Indebtedness Payments”: as set forth in Section 2.4.1(c).

“Closing Indebtedness”: any Indebtedness of the Company or its Subsidiaries as of the Closing that is not satisfied by the Closing Indebtedness Payments, as reflected on the Final Adjustment Statement.

“Closing Payments”: as set forth in Section 2.4.1.

“Closing Working Capital”: the Working Capital of the Company and its Subsidiaries as of the Closing, as reflected on the Final Adjustment Statement.

“Closing”: as set forth in Section 2.2.

“Code”: the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Commitment Letter”: as set forth in Section 5.8.

“Common Stock”: shares of common stock, $0.001 par value per share, of the Company.

“Company Indemnified Person”: as set forth in Section 6.4.

“Company Securities”: as set forth in Section 3.4.1.

“Company”: as set forth in the introductory paragraph.

“Company Assets”: as set forth in Section 3.9.1.

“Competition Filings”: as set forth in Section 6.6.2.

“Consolidated”: the Company and its Subsidiaries on a consolidated basis in accordance with GAAP, after eliminating all intercompany items.

“Constituent of Concern”: any substance, material or waste (regardless of physical form or concentration) that is (a) hazardous, toxic, infectious, explosive, radioactive, carcinogenic, ignitable, corrosive, reactive or otherwise harmful to living things or the environment, or (b) is or becomes identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws, including any hazardous substance, hazardous waste, hazardous material, pollutant or contaminant, any petroleum hydrocarbon and any degradation product of a petroleum hydrocarbon, asbestos, PCB, airborne mysote, mold spores, or similar substance.

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“Contracts”: contracts, leases and subleases, franchises, agreements, licenses, arrangements, commitments, letters of intent, memoranda of understanding, promises, obligations, rights, instruments, documents, indentures, mortgages, security interests, guarantees, and other similar arrangements whether written or oral, other than the Plans.

“Continuing Employees”: as set forth in Section 6.7.

“Current Assets”: the Company’s and its Subsidiaries’ collective (a) Accounts Receivable (net of allowance for doubtful accounts), (b) inventories (net of reserve for obsolescence), (c) prepaid expenses and (d) other current assets, but not, for the avoidance of doubt, Closing Company Cash, all determined in accordance with GAAP applied consistently with past practices of the Company and its Subsidiaries.

“Current Liabilities”: the Company’s and its Subsidiaries’ collective (a) accounts payable (including outstanding checks), (b) unearned or deferred revenues, and (c) accrued Liabilities, including accrued payroll expenses, accrued Liabilities for payroll, sales, use, employment, income and other Taxes, and Liabilities to make distributions to any Person that the Company or any of its Subsidiaries owns any interest, all determined in accordance with GAAP applied consistently with past practices of the Company and its Subsidiaries.

“Customs Duty”: any Tax, tariff, fee, expense, processing charge or other impost imposed by any Governmental Authority upon any item by reason of such item’s importation into the United States or any other country.

“Damages”: any and all debts, losses, claims, damages, costs, fines, judgments, awards, penalties, interest, obligations, payments, settlements, suits, demands, expenses and Liabilities of every type and nature, together with all reasonable costs and expenses (including reasonable attorneys’ and other legal fees and out-of-pocket expenses) actually incurred in connection with any of the foregoing and including the reasonable cost of the investigation, preparation or defense of any action in connection therewith, and the assertion of any claims under this Agreement, and the cost of any Tax, interest, penalty or addition to Tax.

“Deductible”: as set forth in Section 9.2.3(a).

“Direct Claim”: as set forth in Section 9.4.2.

“Disclosure Schedules”: the disclosure schedules delivered by the respective Parties concurrently with the execution and delivery of this Agreement, as updated by any Schedule Update.

“DLA Piper”: DLA Piper LLP (US).

“Employment Term Sheets”: the employment term sheet for each of the employees identified on Annex V attached hereto attached hereto as Exhibit D that contain material terms of employment with the Company or any of its Subsidiaries.

“Environmental Claim”: any claim, litigation, demand, action, cause of action, suit, loss, cost, including attorneys’ fees, and expert’s fees, Damages, fine, penalty, expense, liability, criminal liability, strict liability, judgment, governmental or private investigation and testing, notification of potential

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responsibility for clean-up of any facility, in each of the foregoing, for being in violation or in potential violation of any requirement of Environmental Law, any proceeding, consent or administrative order, agreement, or decree, Lien, personal injury or death of any Person, or property damage (including diminution in value damages), whether threatened, sought, brought, or imposed, that is related to or that seeks to recover Damages related to, or seeks to impose liability under Environmental Law, including for: (a) improper use or treatment of wetlands, pinelands, or other protected land or wildlife; (b) radioactive materials (including naturally occurring radioactive materials); (c) pollution, contamination, preservation, protection, decontamination, remediation, or clean-up of the indoor or ambient air, surface water, groundwater, soil or protected lands; (d) exposure of Persons or property to any Constituent of Concern and the effects thereof; (e) the release or threatened release (into the indoor or outdoor environment), generation, manufacture, processing, distribution in commerce, use, application, transfer, transportation, treatment, storage, disposal, or remediation of a Constituent of Concern; (f) injury to, death of, or threat to the health or safety of any Person or Persons caused directly or indirectly by any Constituent of Concern; (g) destruction of property or injury to persons caused directly or indirectly by any Constituent of Concern or the release or threatened release of any Constituent of Concern to any property (whether real or personal); (h) the implementation of spill prevention and/or disaster plans relating to any Constituent of Concern; (i) failure to comply with community right-to-know and other disclosure Laws; or (j) maintaining, disclosing, or reporting information to Governmental Authorities or any other third Person under, or complying or failing to comply with, any Environmental Law. The term “Environmental Claim” also includes any Damages incurred in testing related to or resulting from any of the foregoing.

“Environmental Condition”: a condition with respect to the environment or natural resources that has resulted or could result in Damages to the Company under applicable Environmental Laws.

“Environmental Law”: all applicable Laws, Environmental Permits, and similar items of any Governmental Authority relating to the protection or preservation of the environment, natural resources or human health or safety, including: (a) all requirements pertaining to any obligation or liability for reporting, management, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of a Constituent of Concern; (b) all requirements pertaining to the protection of the health and safety of employees or other Persons; and (c) all other limitations, restrictions, conditions, standards, prohibitions, obligations, and timetables contained therein or in any notice or demand letter issued, entered, promulgated, or approved thereunder. The term “Environmental Law” includes (i) CERCLA, the Federal Water Pollution Control Act (which includes the Federal Clean Water Act), the Federal Clean Air Act, the Federal Solid Waste Disposal Act (which includes the Resource Conservation and Recovery Act), the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and OSHA, each as amended from time to time, any regulations promulgated pursuant thereto, and any state or local counterparts thereof, and (ii) any common Law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass, strict liability, contribution and indemnification) that may impose liability or obligations for injuries or Damages due to, or threatened as a result of, the presence of, effects of, or exposure to any Constituent of Concern.

“Environmental Permits”: all Permits relating to or required by Environmental Laws and necessary for or held in connection with the conduct of the Business.

“ERISA Affiliate”: any Person that would be considered a single employer within the meaning of Section 4001 of ERISA or Section 414 of the Code.

“ERISA”: the Employee Retirement Income Security Act of 1974, as amended.

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“Escrow Account”: the separate account maintained by the Escrow Agent to hold the Escrow Amount pursuant to the terms of the Escrow Agreement.

“Escrow Agent”: Citibank, N.A.

“Escrow Agreement”: the Escrow Agreement to be dated as of the Closing Date, substantially in the form of Exhibit A attached hereto.

“Escrow Amount”: $1,570,000, as such amount may be adjusted pursuant to the Indemnity Flip in accordance with the terms of this Agreement.

“Estimated Closing Company Cash”: as set forth in Section 2.3.

“Estimated Closing Indebtedness”: as set forth in Section 2.3.

“Estimated Closing Working Capital”: as set forth in Section 2.3.

“Estimated Transaction Consideration”: as set forth in Section 2.3.

“Exchange Act”: the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Export Controls”: as set forth in Section 3.10.1.

“Fair Labor Standards Act”: the Fair Labor Standards Act of 1938, as amended.

“FCPA”: as set forth in Section 3.13.2.

“FDA”: as set forth in Section 3.16.1.

“FFDCA”: as set forth in Section 3.16.2.

“Final Adjustment Statement”: as set forth in Section 2.5.4.

“Financial Statements”: the audited Consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2012, December 31, 2013 and December 31, 2014, together with the related Consolidated statements of income, cash flows and changes in stockholders equity for the periods then ended, and the unaudited Consolidated balance sheet of the Company and its Subsidiaries, together with the related unaudited Consolidated statements of income, cash flows and changes in stockholders equity for the period ending on the Balance Sheet Date, all of which are attached as Schedule 3.5.

“Financing”: as set forth in Section 5.8.

“Food Regulatory Documents”: as set forth in Section 3.16.1.

“Foreign Competition Laws”: as set forth in Section 3.3.3.

“Fullerton Lease Amendment”: an amendment to the Real Property Lease related to the Leased Real Property in Fullerton, California, executed by the Company and by the landlord of such Real Property Lease, that: (a) exercises the renewal option contained in such Real Property Lease (as amended), extending the term of such Real Property Lease to January 21, 2021, at a base rental rate equal to $39,300 per month; (b) grants the Tenant three additional five-year options to extend the term of such

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Real Property Lease, at a monthly base rent equal the monthly base rent payable just prior to the effective date of each such extension term multiplied by a fraction, the numerator of which shall be the Consumer Price Index as of the most recent date prior to the first day of the preceding lease term (or extension term, as the case may be), and the denominator of which shall be the Consumer Price Index as of the most recent date prior to the start of such extension term; and (c) makes such other modifications and amendments to such Real Property Lease as are reasonably proposed by the Purchaser.

“Fundamental Cap”: as set forth in Section 9.2.3(b).

“Fundamental Representations”: as set forth in Section 9.1.

“GAAP”: generally accepted accounting principles in effect from time to time in the United States of America, applied on a consistent basis.

“Governmental Authority”: any federal, state, county, city, municipal, or other local or foreign government or any subdivision, authority, commission, board, bureau, court, administrative panel, or other instrumentality thereof.

“Guarantee”: of or by any Person (the “guaranteeing person”), means, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guaranteeing person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness (whether arising by virtue of partnership arrangements, keep-well agreements or similar agreements, to purchase assets, goods, securities or services, to take-or-pay or otherwise) or (ii) to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (iii) to purchase or lease property, securities or services for the purpose of assuring the creditor of such Indebtedness of the payment of such Indebtedness, (iv) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or (v) entered into for the purpose of assuring in any other manner the holders of such Indebtedness of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of the guaranteeing person securing any Indebtedness of any other Person, whether or not such Indebtedness is assumed by the guaranteeing person.

“Holdback Amount” means One Million Dollars ($1,000,000).

“HSR Act”: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Import Laws”: as set forth in Section 3.10.1.

“Indebtedness”: with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, whether short-term or long-term, and whether secured or unsecured, or with respect to deposits or advances of any kind (other than deposits and advances of any Person relating to the purchase of products or services of the Company and its Subsidiaries in the Ordinary Course), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables and other current Liabilities incurred or arising in the Ordinary Course), (d) all obligations of such Person under conditional sale or other title retention agreements relating to tangible property or assets purchased by such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than current trade payables and other current Liabilities incurred or arising in the Ordinary Course), (f) all Indebtedness of others secured by (or for which the holder of such

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Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such Indebtedness or Guarantee, (j) any payment obligations of such Person (whether as obligor or as guarantor) in respect of drawn letters of credit, (k) any Liability of such Person (whether as obligor or as guarantor) with respect to derivative financial instruments, interest rate swaps, collars, caps and similar hedging obligations, and (l) any other obligation that in accordance with GAAP is required to be reflected as debt on the balance sheet of such Person (other than trade payables and current accruals incurred in the Ordinary Course). The Indebtedness of any Person will include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof. Notwithstanding anything to the contrary set forth above, for avoidance of doubt, “Indebtedness” shall not include (w) any trade payables (including notes payable) incurred in the Ordinary Course, (x) any undrawn letters of credit, (y) any fidelity bonds, surety bonds, performance bonds and bankers’ acceptances, or (z) other Current Liabilities reflected on the Closing Date Balance Sheet that are reflected in the calculation of Closing Working Capital ((w) through (z), collectively, “Permitted Indebtedness”).

“Indemnified Party”: as set forth in Section 9.4.1.

“Indemnifying Party”: as set forth in Section 9.4.1.

“Indemnity Flip”: as set forth in Section 9.2.3(d).

“Indemnity Tax Matter”: as set forth in Section 7.2.

“Intellectual Property Right”: all trademarks, trademark rights, service marks, service mark rights, trade names, trade name rights, trade dress, copyrights, works of authorship, inventions (whether patentable or not), invention disclosures, industrial models, industrial designs, utility models, certificates of invention, designs, emblems and logos, trade secrets, manufacturing formulae, technical information, patents, patent applications, moral rights, mask work registrations, franchises, franchise rights, customer and supplier lists, and related identifying information together with the goodwill associated therewith, product formulae, product designs, product packaging, business and product names, slogans, rights of publicity, improvements, processes, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, as each of the foregoing rights may arise anywhere in the world, and all related technical information, manufacturing, engineering and technical drawings, know-how, and all pending applications and registrations of patents, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks, records, files, and other media on which any of the foregoing is stored, and other proprietary rights, in the case of each of the foregoing which is owned by the Company or any of its Subsidiaries, used or held for use by such Person in connection with its respective business.

“IRS”: the Internal Revenue Service.

“Knowledge Persons”: means Daniel Stauber, Steve Graham, Olivier Guiot, Shirley Rozeboom, and Pat Wratschko.

“Law”: any federal, state, county, city, municipal, foreign, or other governmental statute, law, rule, regulation, ordinance, order, code, treaty or requirement (including pursuant to any settlement agreement or consent decree) and any Permit granted under any of the foregoing, or any requirement under the common Law, or any other pronouncement having the effect of Law of any Governmental Authority.

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“Leased Real Property”: as set forth in Section 3.17.1.

“Liabilities” or, individually, “Liability”: with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Licenses”: as set forth in Section 3.10.1.

“Lien”: with respect to any property or asset, any mortgage, deed of trust, lien, pledge, hypothecation, assignment, charge, option, preemptive purchase right, easement, encumbrance, security interest, or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person will be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or a lessor under any conditional sale agreement, capital lease, or other title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property or asset.

“Management Presentation”: that certain presentation prepared by Piper Jaffray & Co. on behalf of the Company and dated as of September 18, 2015, as provided to the Purchaser.

“Management Stockholders”: the stockholders identified on Annex VI attached hereto.

“Material Adverse Effect”: any change, effect, event, occurrence, or fact, individually or in the aggregate, that is or would reasonably be expected to be materially adverse to (a) the business of the Company, assets, Liabilities, condition (financial or otherwise), results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of any of the Stockholders and the Company to timely perform their respective obligations under this Agreement or the Ancillary Agreements; except clause (a) set forth above shall not include any change, effect, event, occurrence, or fact, directly or indirectly, arising out of or attributable to: (i) the occurrence of any event of terrorism, act of war, event of natural disaster, or other calamity or crisis; (ii) changes in general economic, regulatory, financial, securities, or political conditions; (iii) changes affecting the Company’s industry generally; or (iv) any act or omission of the Stockholders or the Company and its Subsidiaries expressly required by this Agreement or the Ancillary Agreements; except to the extent that such change, effect, event, occurrence, or fact does not have a disproportionate effect on the Company or its Subsidiaries compared to other participants in the industry in which the Company and its Subsidiaries operate.

“Material Contract”: as set forth in Section 3.8.2.

“Material Customer”: as set forth in Section 3.24.1.

“Material Supplier”: as set forth in Section 3.24.1.

“Notice of Disagreement”: as set forth in Section 2.5.2.

“Options”: as set forth in the recitals.

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“Optionholders”: as set forth in the introductory paragraph.

“Option Cancellation Agreements”: the Option Cancellation Agreements, to be dated as of the Closing Date, between the Company and each Optionholder, substantially in the form of Exhibit B.

“Option Consideration”: as set forth in Section 2.1.

“Order”: any writ, judgment, injunction, order, or decree (including any consent decree) that is issued, promulgated or entered into by or with a Governmental Authority, in each case, whether preliminary or final.

“Ordinary Course”: with respect to an action taken by any Person, an action that is consistent in nature, scope and magnitude with the past practices of such Person.

“Organizational Documents”: the certificate of incorporation, memorandum and articles, bylaws, and all other governing documents of an entity, as applicable, in each case as amended.

“OSHA”: the Federal Occupational Safety and Health Act of 1970, as amended from time to time.

“Owned Real Property”: as set forth in Section 3.17.1.

“Parties”: as set forth in the introductory paragraph.

“Permit”: all approvals, agreements, authorizations, permits, licenses, easements, orders, certificates, registrations, franchises, qualifications, rulings, waivers, variances or other form of permission, consent, exemption or authority issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.

“Permitted Liens”: (a) Liens for Taxes, assessments or other similar governmental charges that are not yet due or that are being contested in good faith by appropriate proceedings and that are fully and properly reserved for on the Balance Sheet; (b) any mechanics’, workmen’s, repairmen’s and other similar Liens arising or incurred in the Ordinary Course in respect of obligations that are not overdue and that are not, individually or in the aggregate, material to the Business of the Company or its Subsidiaries or that are fully and properly reserved for on the Balance Sheet; (c) Liens affecting the Real Property arising from easements, easement agreements, rights-of-way, restrictions, or zoning ordinances that arise in the Ordinary Course and that do not detract materially from the value of the property subject thereto or materially impair the use of the property subject thereto; (d) Liens encumbering Leased Real Property (other than Liens based on actions or inactions of the Company or any of its Subsidiaries); (e) Liens relating to equipment leases entered into in the Ordinary Course; and (f) Liens set forth on Schedule 6.1.

“Person”: an individual, a corporation, a partnership, a limited liability company, an association, a trust, a joint stock company, a joint venture, an unincorporated organization, any Governmental Authority, or other entity or organization.

“Plans”: as set forth in Section 3.20.1.

“Policies”: as set forth in Section 3.9.1.

“Post-Closing Tax Period”: as set forth in Section 7.4.1.

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“Pre-Closing Periods”: as set forth in Section 7.1.1.

“Pre-Closing Tax Liabilities”: as set forth in Section 7.5.1.

“Pre-Closing Tax Period”: as set forth in Section 7.4.2.

“Preferred Stock”: shares of preferred stock, $0.001 par value per share, of the Company.

“Preliminary Adjustment Statement”: as set forth in Section 2.5.1.

“Purchaser Indemnified Parties”: as set forth in Section 9.2.1.

“Purchaser”: as set forth in the introductory paragraph.

“Real Property”: as set forth in Section 3.17.1.

“Real Property Lease”: as set forth in Section 3.17.1.

“Release”: the Releases, to be dated as of the Closing Date, from each of the Stockholders, substantially in the form of Exhibit C.

“Representatives”: with respect to any Person, the officers, directors, employees, agents, accountants, advisors, bankers and other representatives of such Person.

“Restricted Party”: any Person: (a) named on the Specially Designated Nationals List maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury; (b) named on the Entity List, the Unverified List or the Denied Persons List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce; (c) named on the Debarred List maintained by the U.S. Department of State Directorate of Defense Trade Controls; (d) named in any Executive Order or any Annex to any Executive Order issued by the President, as a party with whom transactions by U.S. parties are prohibited; (e) that is otherwise identified in writing by the United States government as a Person with whom or with which conducting business would constitute a violation of U.S. Laws; or (f) whose property has been blocked, or is subject to seizure, forfeiture or confiscation, by any U.S. state or federal government.

“R&W Policy”: as set forth in Section 2.7.

“Schedule Update”: as set forth in Section 6.7.

“Section 280G Payments”: as set forth in Section 6.8.7.

“Section 280G Stockholder Approval”: as set forth in Section 6.8.7.

“Securities Act”: the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses”: all of the fees and expenses incurred by or on behalf of the Stockholders, the Company or its Subsidiaries and their respective Affiliates in connection with the transactions contemplated by this Agreement or relating to the negotiation, preparation or execution of this Agreement, the Ancillary Agreements or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated by this Agreement that will not be paid prior to the Closing Date, including (a) all brokers’ or finders’ fees (if any); (b) fees and expenses of

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counsel, advisors, consultants, investment bankers, accountants, auditors, and experts, as well as one-half of any fees and expenses of the Escrow Agent; and (c) payments (including severance, termination, Tax gross-up, retention or transaction bonus payments) and related expenses to directors, officers, employees, consultants, advisors and agents of and to the Company or its Subsidiaries as a result of the consummation of the transactions contemplated hereby, including any Taxes on the employer or benefit plan contributions relating to such payments; in each case, that are not paid prior to the Closing Date.

“Series A Preferred Stock”: shares of Series A Preferred Stock, $0.001 par value per share, of the Company.

“Stockholder Indemnified Parties”: as set forth in Section 9.3.1.

“Stockholder Non-Competition and Non-Solicitation Agreements”: the Stockholder Non-Competition and Non-Solicitation Agreements, to be dated as of the Closing Date, between the Company and each Management Stockholder, substantially in the form of Exhibit E.

“Stockholder Non-Solicitation Agreement”: the Stockholder Non-Solicitation Agreement, to be dated as of the Closing Date, between the Company and ICV Partners II, L.P., substantially in the form of Exhibit F.

“Stockholders’ Representative”: as set forth in the Preamble.

“Stockholders’ Straddle Period Allocation”: as set forth in Section 7.1.2.

“Stockholders”: as set forth in the introductory paragraph.

“Shares”: as set forth in Recital B.

“Straddle Period”: as set forth in Section 7.1.2.

“Subsidiary Securities”: as set forth in Section 3.4.4.

“Subsidiary”: with respect to any Person, (a) any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) any limited liability company, partnership, association, or other business entity, of which a majority of the partnership, membership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person or Persons will be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity if such Person or Persons is or will be allocated more than 50% of the limited liability company, partnership, association, or other business entity interests, gains or losses, or is or controls the managing member or general partner of such limited liability company, partnership, association, or other business entity.

“Survival Date”: as set forth in Section 9.2.2.

“Tax Benefit”: as set forth in Section 9.5.5.

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“Tax Returns”: all returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, or any amendment thereto) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment or collection of any Taxes of any party or the administration, implementation, or enforcement of or compliance with any Laws relating to any Taxes.

“Tax Sharing Agreements”: all existing Tax sharing agreements or arrangements (whether oral or written) binding the Company or its Subsidiaries, or any of its or their Affiliates.

“Tax”: (a) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, margins, transfer, franchise, profits, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, or windfall profit tax, withholding on amounts paid to or by the Company, any of Subsidiary of the Company, or any of their respective Affiliates, custom, duty, or other tax, escheat of unclaimed funds or property, governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax, or additional amount imposed by any Governmental Authority, (b) any liability of the Company, any of Subsidiary of the Company, or any of their respective Affiliates for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined, or unitary group, or being a party to any agreement or arrangement whereby liability of the Company, any of Subsidiary of the Company, or any of their respective Affiliates for payment of such amounts was determined or taken into account with reference to the liability of any other Person, and (c) any liability of the Company, any of Subsidiary of the Company, or any of their respective Affiliates for the payment of any amounts as a result of being a party to any Tax Sharing Agreements or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person.

“Third Party Claim”: any claim, demand, action, suit, or proceeding made or brought by any Person who or that is not a party to this Agreement.

“Transaction Consideration”: an amount equal to: (a) $157,000,000; minus (b) an amount equal to any Closing Indebtedness, plus (c) Closing Company Cash, plus (d) the amount, if any, by which the Closing Working Capital exceeds the Working Capital Target, minus (e) the amount (if any) by which the Working Capital Target exceeds the Closing Working Capital.

“Transaction Expense Tax Benefit” means the reduction of Tax liabilities (calculated on the basis of the actual reduction in cash payments for Taxes or refund of Taxes previously paid) resulting from an increase in deductions, losses or tax credits or decrease in the income, gain or recapture of tax credits that a Person reported or took into account (including by way of any increase in basis) in any taxable period (or portions thereof) subsequent to the Closing Date as a result of (a) indemnifiable Damages, (b) the Selling Expenses, (c) the capitalized financing costs and expenses that become deductible by the Company and/or the Subsidiaries for income tax purposes as a result of the Closing Indebtedness Payments, and (d) any compensation deduction attributable to the surrender of the Options for consideration pursuant to the terms of the Option Cancellation Agreements.

“Working Capital Escrow Account”: the separate account maintained by the Escrow Agent to hold the Working Capital Escrow Amount pursuant to the terms of the Escrow Agreement.

“Working Capital Escrow Amount”: $400,000.

“Working Capital Target”: $17,737,000.

“Working Capital”: an amount equal to Current Assets less Current Liabilities.

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ANNEX II

Stockholders

Name	Number of Shares of Series A Preferred Stock	Number of Shares of Common Stock
ICV Partners II, L.P.	276,027	—
Stauber Family Trust, UTD February 24, 1993	10,000	—
Sheri Esswein	333	—
Alex Fogel	100	—
Cindy L. Fogel	100	—
Kathleen Isenberg	300	—
Shirley Rozeboom	2,300	—
Pat Wratschko	370	—
Robert Leibowitz	400	—
Daniel Stauber	3,319	—
Steve Graham	2,967	—
Katie Laughlin	83	—
Olivier Guiot	332	—
Greg Berthomieu	166	—
Chris Forst	83	—

Total	296,880	0

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ANNEX III

Optionholders

Name	Number of Options
Daniel Stauber	14,844
Shirley Rozeboom	2,969
Steve Graham	2,969
Pat Wratschko	742
Kathleen Isenberg	297
Alex Fogel	297
Cindy Fogel	297
Katie Laughlin	297
Olivier Guiot	2,969

Total	25,681

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ANNEX IV

Notices

To the Purchaser:

Hawkins, Inc.

2381 Rosegate

Roseville, MN 55413

Fax: (612) 331-5304

Attention: General Counsel

Email: richard.erstad@hawkinsinc.com

with a copy (which shall not constitute notice) to:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Fax: (612) 766-1600

Attention: Steven Kennedy

                  Jonathan Nygren

Email: steven.kennedy@faegrebd.com

            jon.nygren@faegrebd.com

To the Stockholders’ Representative:

ICV Manager LLC

c/o ICV Partners, LLC

1201 West Peachtree Street, Suite 2800

Atlanta, GA 30309

Fax: (212) 455-9603

Attention: Ira Moreland, Managing Director

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

One Atlantic Center, Suite 2800

1201 West Peachtree Street

Atlanta, GA 30309-3450

Fax: (404) 682-7990

Attention: Joseph B. Alexander, Jr., Esq.

Email: Joe.Alexander@dlapiper.com

ANNEX V

Employees

Steve Graham

Olivier Guiot

Shirley Rozeboom

Daniel Stauber

ANNEX VI

Management Stockholders

Steve Graham

Olivier Guiot

Shirley Rozeboom

Daniel Stauber

Exhibit Index

Exhibit A	Form of Escrow Agreement

Exhibit B	Form of Option Cancellation Agreement

Exhibit C	Form of Stockholder Release

Exhibit D	Employment Term Sheets

Exhibit E	Form of Stockholder Non-Competition and Non-Solicitation Agreements

Exhibit F	Form of Stockholder Non-Solicitation Agreement

Exhibit 2.3	Sample Working Capital Calculation